SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 18, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, October 18, 2018 regarding “Ericsson reports third quarter results 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: October 18, 2018

Third quarter report 2018

Stockholm, October 18, 2018

Third quarter highlights

•	Sales as reported increased YoY by 9% and sales adjusted for comparable units and currency increased by 1%.

•	Segment Networks showed a sales growth adjusted for comparable units and currency of 5% YoY with strong sales growth in North America as well as in Europe and Latin America.

•	Gross margin was 36.5% (26.9%). Gross margin excluding restructuring charges improved to 36.9% (28.5%), driven mainly by cost reductions, the continued ramp-up of Ericsson Radio System (ERS) and good progress in reviewing Managed Services contracts.

•	Operating margin was 6.0% (-7.4%). Operating margin excluding restructuring charges was 7.0% (-1.7%).

•	Networks operating margin excluding restructuring charges was 16.1% (11.9%) driven by cost reductions and ERS ramp-up, partly offset by increased investments in R&D.

•	Digital Services operating margin excluding restructuring charges was -15.9% (-29.9%) supported by a gross margin excluding restructuring charges of 36.9% (32.0%). Sequentially, gross margin declined from 42.6% mainly due to increased provisions related to transformation projects.

•	Managed Services operating margin excluding restructuring charges improved to 6.8% (-9.5%) as a result of cost reductions and customer contract reviews.

•	Cash flow from operating activities was SEK 2.0 (0.0) b. and free cash flow excluding M&A was SEK 0.7 (-0.8) b. Net cash increased YoY to SEK 32.0 (24.1) b.

SEK b.	Q3 2018	Q3 2017	YoY change	Q2 2018	QoQ change	9 months 2018	9 months 2017
Net sales	53.8	49.4	9%	49.8	8%	147.0	147.5
Sales growth adj. for comparable units and currency	—	—	1%	—	7%	—	—
Gross margin	36.5%	26.9%	—	34.8%	—	35.2%	24.0%
Operating income (loss)	3.2	-3.7	—	0.2	—	3.1	-15.5
Operating margin	6.0%	-7.4%	—	0.3%	—	2.1%	-10.5%
Net income (loss)	2.7	-3.5	—	-1.8	—	0.2	-13.9
EPS diluted, SEK	0.83	-1.09	—	-0.58	—	0.01	-4.31
EPS (non-IFRS), SEK 1)	1.03	-0.29	—	-0.09	—	1.04	-2.15
Cash flow from operating activities	2.0	0.0	—	1.4	41%	5.1	-1.6
Free cash flow excluding M&A 2)	0.7	-0.8	—	-0.2	—	1.3	-5.4
Net cash, end of period	32.0	24.1	33%	33.1	-3%	32.0	24.1
Gross margin excluding restructuring charges	36.9%	28.5%	—	36.7%	—	36.5%	26.2%
Operating income (loss) excluding restructuring charges	3.8	-0.8	—	2.0	85%	6.7	-9.4
Operating margin excluding restructuring charges	7.0%	-1.7%	—	4.1%	—	4.6%	-6.4%

1)

EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges. Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)	Free cash flow excluding M&A: See Alternative Performance Measures (APM) at the end of the report.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1 Ericsson | Third Quarter Report 2018

CEO comments

“We continue to execute on our focused strategy, tracking well towards our 2020 targets. We see improvements across our businesses resulting in a gross margin1) of 36.9% (28.5%) and an operating margin1) of 7.0% (-1.7%). Organic2) sales growth was 1% for the Group, despite headwind from exited non-strategic contracts.

We continue to invest in our competitive 5G-ready portfolio to enable our customers to efficiently migrate to 5G. Operators around the world plan for launching 5G services, led by North America. The strong customer interest in 5G generates a gradual increase in costs for field trials. We expect the costs to remain on high levels, at least for the coming 12-18 months, and they are included in our 2020 profitability target of at least 10%.

Networks gross margin1) improved to 41.5% (34.8%) with an organic2) sales growth of 5%. The strong sales were mainly driven by a continued high activity level primarily in North America. Due to the strong sequential sales increase in the third quarter we expect lower effects from seasonality than normal in the fourth quarter in Networks.

Digital Services gross margin1) improved to 36.9% (32.0%) YoY, but declined QoQ. We see clear results of our cost-out activities and good progress in large parts of the business. At the same time, provisions related to large digital transformation projects increased in the quarter, explaining the sequential drop in gross margin. We are not satisfied with the development in these digital transformation projects and are thus increasing our efforts to turn them around.

In Managed Services, gross margin1) improved to 12.9% (-4.0%) supported by efficiency gains and customer contract reviews. We have finalized 40 of the targeted 42 contracts, with an annualized profit improvement of SEK 0.9 b. We are increasing our investments in R&D to reshape the offering based on automation and artificial intelligence. We see strong customer interest in the coming solutions, but sales are so far limited as we are in early stages.

1)	Excluding restructuring charges
2)	Organic sales growth: Sales adjusted for comparable units and currency

In segment Emerging Business and Other, sales grew by 22% driven by growth in the iconectiv business. We continue to invest in strategic future growth areas such as Internet of Things (IoT) and saw increasing momentum with one important customer win with our connectivity platform solutions in the quarter. As parts of the portfolio in Emerging Business are in an early phase, sales are so far limited. We will remain disciplined in our investments in Emerging Business by tracking each venture against delivery milestones.

Even though the cost reduction program, announced in July 2017, has been completed, we continue our efforts to drive efficiency and cost reductions to further increase competitiveness. Our estimate for restructuring charges of SEK 5-7 b. for the full year remains. Free cash flow excluding M&A improved to SEK 0.7 (-0.8) b. and our cash position remains strong. Our work to further strengthen the balance sheet continues.

As previously disclosed, we have been voluntarily cooperating since 2013 with an investigation by the SEC and, since 2015, with an investigation by the DOJ into Ericsson’s compliance with the U.S. FCPA. While we cannot comment in detail we can provide the following update on the process. We have identified facts that are relevant to the investigations and these facts have been shared with the authorities. We continue to cooperate with the SEC and the DOJ and are engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that we have shared with the authorities, we believe that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material. We continue our efforts to improve on our compliance program. See further details in “Other information”.

There is strong momentum in the global 5G market with lead markets moving forward. The global radio access market is recovering from several years of negative growth and our investments in R&D have positioned us well to benefit from this development. More work remains, however, to get all parts of the business to a satisfactory performance level. We remain confident in reaching our long-term target of at least 12% operating margin beyond 2020.”

Börje Ekholm

President and CEO

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to decline by -2% for full-year 2018 with 2% CAGR for 2017-2022. (Source: Dell’Oro)

Currency exposure

•	Rule of thumb: A weakening by 10% of USD to SEK would have a negative impact of approximately -5% on net sales and approximately -1 percentage point on operating margin (based on 2017 full-year currency exposure).

Ericsson related 2018; Sales

•	Sales growth in 2017 between Q3 and Q4 was 17%.

•	Due to strong sequential sales increase in the third quarter, lower effects from seasonality than normal are expected in the fourth quarter in Networks.

Ericsson related 2018; Operating expenses

•	Gradually increased cost for field trials.

•	Operating expenses typically increase between Q3 and Q4 due to seasonality.
•	To further strengthen technology leadership, R&D expenses will increase primarily in Networks in Q4.

•	The divestment of Media Solutions is expected to be closed around year-end 2018 with estimated additional expenses of SEK -0.2 b. in Q4.

Ericsson related 2018; Other

•	Restructuring charges for full-year 2018 are estimated to be SEK 5-7 b.

•	Actual and estimated net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs:

SEK b.	Q3 2018 Actual	Q4 2018 Estimate	Q4 2017 Actual	FY 2017 Actual	FY 2018 Estimate	FY 2019 Estimate
Cost of sales	-0.2	-0.1	-0.8	-2.6	-0.7
R&D expenses	-0.5	-0.5	-0.6	-0.3	-1.7

Total impact	-0.7	-0.6	-1.4	-2.9	-2.4	-1 to -2

2 Ericsson | Third Quarter Report 2018	CEO comments

Financial highlights

SEK b.	Q3 2018	Q3 2017	YoY change	Q2 2018	QoQ change	9 months 2018	9 months 2017
Net sales	53.8	49.4	9%	49.8	8%	147.0	147.5
Sales growth adj. for comparable units and currency	—	—	1%	—	7%	—	—
Gross income	19.6	13.3	48%	17.3	13%	51.8	35.4
Gross margin (%)	36.5%	26.9%	—	34.8%	—	35.2%	24.0%
Research and development (R&D) expenses	-9.4	-10.5	-11%	-9.8	-4%	-28.2	-27.9
Selling and administrative expenses	-6.6	-5.7	15%	-7.1	-6%	-19.8	-20.8
Impairment losses on trade receivables	-0.4	-1.1	-63%	-0.4	11%	-0.8	-3.0
Other operating income and expenses	0.0	0.4	-93%	0.0	—	0.1	0.8
Operating income (loss)	3.2	-3.7	—	0.2	—	3.1	-15.5
Operating margin (%)	6.0%	-7.4%	—	0.3%	—	2.1%	-10.5%
Financial net	-0.6	-0.3	99%	-0.8	-21%	-2.0	-0.7
Taxes	0.1	0.5	-72%	-1.2	—	-0.9	2.2
Net income (loss)	2.7	-3.5	—	-1.8	—	0.2	-13.9
Restructuring charges	-0.6	-2.8	-80%	-1.9	-71%	-3.6	-6.1
Gross income excluding restructuring charges	19.8	14.1	41%	18.3	9%	53.7	38.6
Gross margin excluding restructuring charges	36.9%	28.5%	—	36.7%	—	36.5%	26.2%
R&D expenses excluding restructuring charges	-9.2	-8.6	6%	-9.3	-1%	-27.2	-25.5
SG&A expenses excluding restructuring charges	-6.5	-5.6	15%	-6.6	-2%	-19.2	-20.4
Operating income (loss) excl. restructuring charges	3.8	-0.8	—	2.0	85%	6.7	-9.4
Operating margin excluding restructuring charges	7.0%	-1.7%	—	4.1%	—	4.6%	-6.4%

Net sales

Sales as reported increased by 9% YoY. Sales adjusted for comparable units and currency increased by 1% YoY. Sales adjusted for comparable units and currency in Networks increased by 5% YoY, driven by strong sales growth in North America as well as sales growth in Europe and Latin America. Digital Services sales adjusted for comparable units and currency decreased by -6% YoY mainly due to continued decline in legacy product sales. Managed Services sales adjusted for comparable units and currency declined by -8% YoY, mainly as a result of customer contract reviews. Sales adjusted for comparable units and currency in Emerging Business and Other increased by 11% YoY, mainly driven by growth in iconectiv.

Sequentially, sales increased by 8%. Sales adjusted for comparable units and currency increased by 7% QoQ, driven by increased Networks sales in market areas South East Asia, Oceania and India, North East Asia as well as in Europe and Latin America. Segment Emerging Business and Other sales increased by 15% QoQ driven by growth in iconectiv.

IPR licensing revenues

IPR licensing revenues increased to SEK 2.1 (2.0) b. YoY and from SEK 1.8 b. sequentially. The QoQ increase was supported by revenues from a customer agreement signed in the quarter.

Gross margin

Gross margin increased to 36.5% (26.9%). Gross margin excluding restructuring charges increased to 36.9% (28.5%) with significant improvements in all segments. Key drivers of the improvement were cost reductions, ramp-up of Ericsson Radio System (ERS) product platform and good progress in customer contract reviews in Managed Services. Completion in 2017 of the amortization of software release development expenses had a positive effect of SEK 0.7 b. YoY. Provisions and customer project adjustments had a negative impact on gross income of approximately SEK -1.3 b. in Q3 2017.

Sequentially, gross margin increased to 36.5% from 34.8% mainly due to lower restructuring charges. Gross margin excluding restructuring charges improved sequentially to 36.9% from 36.7%. Higher gross margin in Networks was partly offset by lower gross margin in Digital Services due to increased provisions related to transformation projects. Increased IPR licensing revenues had a positive impact on gross margin QoQ.

Operating expenses

R&D expenses were SEK -9.4 (-10.5) b. R&D expenses excluding restructuring charges increased to SEK -9.2 (-8.6) b., due to increased 4G and 5G investments in Networks. Sequentially, R&D expenses excluding restructuring charges were stable.

Selling and administrative (SG&A) expenses were SEK -6.6 (-5.7) b. SG&A expenses excluding restructuring charges increased to SEK -6.5 (-5.6) b. YoY. Cost reductions of SEK 0.7 b. YoY were offset by costs related to revaluation of customer financing of SEK -0.9 b. and increased costs for customer field trials. Sequentially, SG&A excluding restructuring charges decreased slightly due to seasonality, partly offset by increased costs related to revaluation of customer financing mainly related to the Middle East, including Iran.

3 Ericsson | Third Quarter Report 2018	Financial highlights

Impairment losses on trade receivables decreased YoY, to SEK -0.4 (-1.1) b. and were flat QoQ. From 2018, impairment testing is made continuously using a methodology where country and customer risks are assessed.

Since the United States has withdrawn from the Joint Comprehensive Plan Of Action (JCPOA), it is generally more difficult to do business in Iran. Ericsson is exploring, including with EU and US authorities, whether and how the disruptive impact on the Company’s ability to maintain and support existing networks of its customers can be minimized. Ericsson’s net working capital exposure to customers in Iran was SEK 0.8 b. per Sep 30, 2018.

Other operating income and expenses

Other operating income and expenses were SEK 0.0 (0.4) b. In 2017, the sale of the Power Module business generated a gain of SEK 0.3 b. Other operating income and expenses were flat QoQ.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts, the Company is reducing the capitalization of development expenses for product platforms and software releases as well as the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income YoY. The amounts related to capitalized software releases were fully amortized in 2017.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK b.	Q3 2018	Q3 2017	Q2 2018
Cost of sales	-0.2	-0.9	-0.2
R&D expenses	-0.5	-0.6	-0.3

Total impact	-0.7	-1.5	-0.5

Restructuring charges

Restructuring charges were SEK -0.6 (-2.8) b. Restructuring charges in Q2 2018 were SEK -1.9 b.

Operating income and margin

Operating income increased to SEK 3.2 (-3.7) b. YoY. Operating income excluding restructuring charges increased to SEK 3.8 (-0.8) b., driven by increased gross margin, higher sales and lower impairment losses on trade receivables. This was partly offset by increased operating expenses. Operating margin excluding restructuring charges improved to 7.0% (-1.7%).

Operating income improved sequentially to SEK 3.2 b. from 0.2 b. Operating income excluding restructuring charges improved to SEK 3.8 b. from SEK 2.0 b., driven by higher sales.

Financial net

Financial net was SEK -0.6 (-0.3) b. mainly due to negative currency revaluation effects. The revaluation and realization effects of foreign exchange forecast hedging were SEK 0.0 (0.2) b. Financial net improved sequentially to SEK -0.6 b. from SEK -0.8 b due to positive revaluation and realization effects of foreign exchange forecast hedging. In Q2 2018 these effects were SEK -0.3 b.

Taxes

Taxes amounted to SEK 0.1 (0.5) b.

Net income (loss) and EPS

Net income and EPS diluted increased both YoY and QoQ, following improved operating income and positive taxes.

Employees

The number of employees on Sep 30, 2018, was 94,499 – a net reduction of 761 employees in the quarter and of 11,353 employees compared with Sep 30, 2017. The decrease is a result of activities under the cost reduction program.

Focused strategy execution

The following four measures are indicators of the progress of strategy execution.

Area	Activity	Status Q3 2018
Networks	Transition to new Ericsson Radio System	86% (2017: 61%) YTD accumulated (ERS radio unit deliveries out of total radio unit deliveries)
Digital Services	- Growth in sales of new product portfolio - Addressing critical customer contracts	- Net sales 12 months rolling: -7% - Out of 45 contracts identified, in total 19 have been addressed (3 in Q318 isolated)
Managed Services	Addressing low-performing customer contracts	Out of a total of 42 contracts identified, 40 (7 in Q318 isolated) have been addressed to result in an annualized profit improvement of SEK 0.9 b. (Q2 2018: SEK 0.8 b.)

4 Ericsson | Third Quarter Report 2018	Financial highlights

Market area sales

	Third quarter 2018					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	5.8	1.3	0.9	0.0	8.0	2%	14%
North East Asia	4.6	0.8	0.3	0.0	5.8	2%	21%
North America	11.8	2.1	1.0	0.0	14.9	21%	4%
Europe and Latin America	8.7	2.9	3.2	0.1	14.8	10%	5%
Middle East and Africa	3.1	1.5	1.0	0.0	5.7	-9%	2%
Other 1)	1.9	0.4	0.0	2.3	4.6	19%	17%

Total	35.9	9.0	6.5	2.4	53.8	9%	8%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

South East Asia, Oceania and India

Sales increased slightly YoY, primarily in Digital Services, driven by growth in Australia and India. Networks sales increased slightly YoY, mainly in South East Asia. Managed Services sales declined YoY due to termination of a contract in India in 2017.

North East Asia

Sales increased slightly YoY. Network sales in Mainland China increased with continued deployment of NB IoT, whilst Digital Services sales declined YoY, due to a telecom core contract being further delayed. Large 5G field trials are ongoing in Mainland China.

North America

Sales increased YoY, primarily driven by investments in 5G readiness across all major customers. Digital Services sales increased slightly YoY. Managed Services sales grew YoY, driven by strong variable sales in large customer contracts.

Europe and Latin America

Sales increased YoY driven by continued growth in parts of Europe and Latin America. Managed Services sales declined YoY as a consequence of addressed non-strategic contracts.

Middle East and Africa

Sales declined YoY. Networks sales declined due to challenging economic situations in certain markets. Digital Services sales declined due to timing of project milestones, partly offset by a slight increase in Managed Services sales.

Other

Sales increased YoY, mainly driven by growth in iconectiv (part of segment Emerging Business and Other). IPR licensing revenues amounted to SEK 2.1 (2.0) b.

5 Ericsson | Third Quarter Report 2018	Market area sales

Segment results

Networks

SEK b.	Q3 2018	Q3 2017	YoY change	Q2 2018	QoQ change	9 months 2018	9 months 2017
Net sales	35.9	31.9	13%	32.4	11%	96.9	95.2
Of which products	25.3	21.7	17%	22.3	14%	67.1	64.9
Of which IPR licensing revenues	1.8	1.6	7%	1.5	18%	4.8	5.0
Of which services	10.6	10.1	5%	10.1	5%	29.8	30.3
Sales growth adjusted for comparable units and currency	—	—	5%	—	9%	—	—
Gross income	14.8	10.7	39%	12.6	18%	38.5	31.6
Gross margin	41.3%	33.4%	—	38.8%	—	39.7%	33.2%
Operating income	5.7	2.4	138%	3.5	60%	12.6	8.5
Operating margin	15.7%	7.5%	—	10.9%	—	13.0%	8.9%
Restructuring charges	-0.1	-1.4	-91%	-0.7	-83%	-1.4	-3.6
Gross income excl. restructuring charges	14.9	11.1	34%	13.0	14%	39.5	33.7
Gross margin excl. restructuring charges	41.5%	34.8%	—	40.2%	—	40.7%	35.4%
Operating income excl. restructuring charges	5.8	3.8	53%	4.3	35%	13.9	12.1
Operating margin excl. restructuring charges	16.1%	11.9%	—	13.3%	—	14.4%	12.7%

Net sales

Sales as reported increased by 13% YoY and sales adjusted for comparable units and currency increased by 5%. The increase is mainly due to strong growth in North America as well as sales growth in Europe and Latin America, driven by investments in 5G readiness and LTE networks.

Sales as reported increased by 11% QoQ and sales adjusted for comparable units and currency increased by 9%.

Gross margin

Gross margin increased YoY to 41.3% (33.4%). Gross margin excluding restructuring charges increased to 41.5% (34.8%) due to improved margins of hardware and services, driven by cost reductions, a successful shift of the radio platform and a favorable market mix. The change in net impact from higher capitalization than deferral of hardware cost was SEK 0.5 b. YoY.

Gross margin increased QoQ from 38.8%. Gross margin excluding restructuring charges increased QoQ from 40.2%. The increase was driven by a higher share of both software sales, including IPR licensing revenues, and LTE capacity sales.

Operating margin

Operating margin improved YoY to 15.7% (7.5%) including restructuring charges of SEK -0.1 (-1.4) b. Operating margin excluding restructuring charges was 16.1% (11.9%). The improvement was driven by higher gross margin and sales, partly offset by increased operating expenses. In the quarter, operating income was negatively impacted by revaluation of customer financing and impairment losses of trade receivables of SEK -1.2 b.

Operating margin increased QoQ to 15.7% from 10.9%. Operating margin excluding restructuring charges increased to 16.1% from 13.3%. Improvements were seen across all offerings and were driven by higher sales and gross margin, partly offset by increased operating expenses.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs
SEK b.	Q3 2018	Q3 2017	Q2 2018
Cost of Sales	-0.1	-0.6	-0.2
R&D expenses	0.0	-0.1	0.2

Total impact	-0.1	-0.7	0.0

Strategy execution

As presented at the 2017 Capital Markets Day, the target for Networks is to improve the operating margin to 15%-17% by 2020. Three important ongoing activities for profitability improvements are to:

- invest in R&D to safeguard a leading portfolio

- fully transition the radio unit deliveries to Ericsson Radio System (ERS) for increased competitiveness

- continue to make savings in service delivery and common costs.

The ERS, which was introduced to the market in 2015, has proven to be competitive as well as creating a strong market position. The ERS accounted for 86% of total radio unit deliveries year to date.

The plan is to have fully transitioned the radio unit deliveries to ERS by the end of 2018.

6 Ericsson | Third Quarter Report 2018	Segment results | Networks

Digital Services

SEK b.	Q3 2018	Q3 2017	YoY change	Q2 2018	QoQ change	9 months 2018	9 months 2017
Net sales	9.0	8.9	1%	8.8	2%	25.1	26.9
Of which products	4.6	4.9	-6%	4.5	3%	13.0	14.6
Of which IPR licensing revenues	0.4	0.4	7%	0.3	18%	1.0	1.1
Of which services	4.4	4.1	8%	4.4	1%	12.1	12.4
Sales growth adjusted for comparable units and currency	—	—	-6%	—	0%	—	—
Gross income	3.2	2.6	22%	3.5	-7%	9.6	3.6
Gross margin	35.7%	29.3%	—	39.1%	—	38.1%	13.3%
Operating income (loss)	-1.8	-3.8	-53%	-2.4	—	-6.8	-15.0
Operating margin	-19.9%	-42.2%	—	-26.9%	—	-27.0%	-55.7%
Restructuring charges	-0.4	-1.1	-68%	-0.9	-59%	-1.8	-1.8
Gross income excl. restructuring charges	3.3	2.9	16%	3.8	-12%	10.2	4.3
Gross margin excl. restructuring charges	36.9%	32.0%	—	42.6%	—	40.7%	15.8%
Operating income (loss) excl. restructuring charges	-1.4	-2.7	—	-1.5	—	-4.9	-13.2
Operating margin excl. restructuring charges	-15.9%	-29.9%	—	-16.9%	—	-19.7%	-49.0%

Net sales

Sales as reported increased by 1% YoY with stable sales in the new portfolio and a continued decline in legacy product sales. Sales adjusted for comparable units and currency decreased by -6% YoY. The interest for Ericsson’s 5G-ready and cloud-native products remains strong and several contracts were signed in the quarter.

Sales were stable QoQ.

Gross margin

Gross margin improved YoY to 35.7% (29.3%). Gross margin excluding restructuring charges increased YoY to 36.9% (32.0%) supported by cost reductions in services. Reduced amortization of software release development expenses had a positive impact of SEK 0.3 b. YoY.

Gross margin declined QoQ from 39.1%. Gross margin excluding restructuring charges declined QoQ from 42.6%, due to increased provisions related to large transformation projects.

Operating income (loss)

Operating income (loss) improved YoY to SEK -1.8 (-3.8) b. Operating income (loss) excluding restructuring charges improved to SEK -1.4 (-2.7) b., supported by reductions in cost of sales and operating expenses. Restructuring charges declined YoY to SEK -0.4 (-1.1) b.

Operating income (loss) improved QoQ to SEK -1.8 b. from -2.4 b. Operating income excluding restructuring charges improved to SEK -1.4 b. from -1.5 b., driven by reduced operating expenses partly offset by reduced gross margin. Total restructuring charges declined QoQ to SEK -0.4 from -0.9 b.

Net impact from amortization and capitalization of development expenses
SEK b.	Q3 2018	Q3 2017	Q2 2018
Cost of Sales	0.0	-0.3	0.0
R&D expenses	-0.4	-0.4	-0.4

Total impact	-0.4	-0.7	-0.4

Strategy execution

As presented at the Capital Markets Day 2017, the target is to turn around Digital Services into low single-digit operating margin by 2020. Cost reduction activities continue across the areas of service delivery, SG&A and R&D. While new ways of working are improving R&D efficiency, investments continue in the portfolio of 5G-ready and cloud-native products in order to defend current market position and prepare Digital Services for future profitable growth.

In the quarter, Ericsson acquired CENX, a US-based service assurance company.

A key activity for the turnaround is to complete, renegotiate or exit 45 identified critical customer contracts and the plan is to address approximately 50% of those contracts in 2018. A total of 19 contracts had been addressed at the end of Q3 2018.

The sales shift towards the new portfolio continues. Rolling 12 months, sales of the new portfolio decreased by -7% compared with -14% in the previous quarter. However, the ongoing digitalization drives opportunities for operators to reduce costs and be more agile by; automating operations, digitally serving and engaging with customers and building programmable core networks. Consequently, operators increasingly invest in the areas where Digital Services provide solutions.

7 Ericsson | Third Quarter Report 2018	Segment results | Digital Services

Managed Services

SEK b.	Q3 2018	Q3 2017	YoY change	Q2 2018	QoQ change	9 months 2018	9 months 2017
Net sales	6.5	6.6	-2%	6.5	-1%	18.9	19.6
Sales growth adjusted for comparable units and currency	—	—	-8%	—	-1%	—	—
Gross income (loss)	0.8	-0.4	—	0.8	0%	2.1	-0.9
Gross margin	12.5%	-5.4%	—	12.4%	—	11.1%	-4.5%
Operating income (loss)	0.4	-0.7	—	0.3	37%	0.8	-2.8
Operating margin	6.3%	-11.0%	—	4.6%	—	4.3%	-14.4%
Restructuring charges	0.0	-0.1	—	-0.1	—	-0.2	-0.3
Gross income (loss) excl. restructuring charges	0.8	-0.3	—	0.9	-9%	2.3	-0.6
Gross margin excl. restructuring charges	12.9%	-4.0%	—	14.0%	—	12.1%	-3.0%
Operating income (loss) excl. restructuring charges	0.4	-0.6	—	0.4	5%	1.0	-2.5
Operating margin excl. restructuring charges	6.8%	-9.5%	—	6.5%	—	5.4%	-12.8%

Net sales

Sales as reported decreased by -2% YoY. Sales in Managed Services IT and Network Design and Optimization showed growth. Sales adjusted for comparable units and currency decreased by -8% YoY, as a result of contract exits.

Sales as reported decreased slightly QoQ. Sales adjusted for comparable units and currency decreased by -1% QoQ.

Gross margin

Gross margin increased YoY to 12.5% (-5.4%). Gross margin excluding restructuring charges increased to 12.9% (-4.0%) supported by customer contract reviews as well as results of efficiency measures.

Gross margin increased slightly QoQ to 12.5% from 12.4%. Gross margin excluding restructuring charges decreased QoQ to 12.9% from 14.0%.

Operating income

Operating income increased YoY to SEK 0.4 (-0.7) b. Operating income excluding restructuring charges improved to SEK 0.4 (-0.6) b. due to higher gross margin.

Sequentially, operating income excluding restructuring charges was flat at SEK 0.4 b.

Strategy execution

To reshape the solutions, investments are increasing in artificial intelligence, automation and analytics in order to further enhance user experience, improve efficiency and better manage the increasingly complex networks of tomorrow. Customer interest in the coming solutions is strong, but sales are so far limited as the solutions are in early stages.

As presented at the 2017 Capital Markets Day, the ambition for Managed Services is to improve the operating margin to 4%-6% in 2020. In order to focus the business and improve profitability, 42 managed services contracts (out of >300) have been identified for exit, renegotiation or transformation. At the end of the quarter, 40 of the 42 contracts had been addressed, resulting in an annualized profit improvement of approximately SEK 0.9 b. The divestment of Ericsson Local Services AB (LSS) was concluded on August 31, 2018.

8 Ericsson | Third Quarter Report 2018	Segment results | Managed Services

Emerging Business and Other (includes Emerging Business, MediaKind, Red Bee Media and iconectiv)

SEK b.	Q3 2018	Q3 2017	YoY change	Q2 2018	QoQ change	9 months 2018	9 months 2017
Net sales	2.4	2.0	22%	2.1	18%	6.1	5.8
Sales growth adjusted for comparable units and currency	—	—	11%	—	15%	—	—
Gross income	0.8	0.4	113%	0.5	56%	1.6	1.1
Gross margin	32.3%	18.4%	—	24.4%	—	26.6%	19.5%
Operating income (loss)	-1.0	-1.5	—	-1.3	—	-3.5	-6.2
Operating margin	-42.9%	-76.7%	—	-63.5%	—	-57.4%	-106.3%
Restructuring charges	0.0	-0.2	-84%	-0.1	—	-0.2	-0.4
Gross income excl. restructuring charges	0.8	0.4	87%	0.6	39%	1.7	1.3
Gross margin excl. restructuring charges	32.3%	21.1%	—	27.4%	—	28.5%	22.0%
Operating income (loss) excl. restructuring charges	-1.0	-1.3	—	-1.2	—	-3.3	-5.8
Operating margin excl. restructuring charges	-41.5%	-66.2%	—	-57.4%	—	-53.8%	-99.7%

Net sales

Sales as reported increased by 22% YoY. Sales adjusted for comparable units and currency increased by 11%, driven by growth in the iconectiv business through the multi-year number portability contract in the United States, which is now fully up and running. Sales in the media business (MediaKind and Red Bee Media) were stable at SEK 1.4 (1.4) b.

Sales increased by 18% QoQ, primarily driven by growth in iconectiv. Sales adjusted for comparable units and currency increased by 15% QoQ.

Gross margin

Gross margin increased YoY to 32.3% (18.4%). Gross margin excluding restructuring charges increased to 32.3% (21.1%), supported by an increased share of iconectiv sales and by margin improvements in the media business.

Gross margin increased QoQ from 24.4%. Gross margin excluding restructuring charges increased QoQ from 27.4%, supported by an increased share of iconectiv sales and by margin improvements in the media business.

Operating income (loss)

Operating income improved YoY to SEK -1.0 (-1.5) b. Operating income excluding restructuring charges improved to SEK -1.0 (-1.3) b., driven by improved results in iconectiv and media business. Operating income excluding restructuring charges and corporate allocations for the media business was SEK -0.4 (-0.6) b.

Operating income improved QoQ to SEK -1.0 from -1.3 b. Operating income excluding restructuring charges improved to SEK -1.0 from -1.2 b., driven by stronger sales in iconectiv. Costs related to the planned transaction for MediaKind impacted the result negatively by SEK -0.1 b. in the quarter.

Net impact from amortization and capitalization of development expenses

SEK b.	Q3 2018	Q3 2017	Q2 2018
Cost of Sales	-0.1	0.0	0.0
R&D expenses	0.0	-0.1	-0.1

Total impact	-0.1	-0.1	-0.1

Strategy execution

As outlined at the Capital Markets Day in 2017, the target for segment Emerging Business and Other, including iconectiv, is a break-even result by 2020.

Selective investments will continue in Emerging Business in order to build a position and grow sales in new areas. Parts of the portfolio are still in an early phase, with focus on generating sales and scale the business. As sales do not yet cover the required investments this results in a negative bottom line. Ericsson will remain disciplined in its investments in Emerging Business by tracking each venture against delivery milestones.

For MediaKind, Ericsson is partnering with One Equity Partners (OEP), retaining a 49% ownership stake. This allows Ericsson to capture the upside of the business while at the same time taking an active part in the expected consolidation of the industry. Activities are ongoing to complete the transaction around year-end 2018.

For Red Bee Media, the target is to achieve a sustainable profitable business by continuing to develop and manage the business as an independent and focused media services entity within Ericsson. Operations and services propositions will be further developed, in line with the Red Bee Media tactical and transformational strategic execution plans.

9 Ericsson | Third Quarter Report 2018	Segment results | Emerging Business and Other

Cash flow

SEK b.	Q3 2018	Q3 2017	Q2 2018
Net income reconciled to cash	2.9	-0.8	-0.3
Changes in operating net assets	-0.9	0.8	1.7
Cash flow from operating activities	2.0	0.0	1.4
Cash flow from investing activities	-1.7	3.3	1.6
Cash flow from financing activities	0.3	1.4	-3.7
Effect of exchange rate changes on cash	-1.6	0.0	1.0
Net change in cash and cash equivalents	-1.0	4.8	0.4
Free cash flow excluding M&A	0.7	-0.8	-0.2
Free cash flow	0.3	-0.5	-0.6

Operating activities

Cash flow from operating activities was SEK 2.0 (0.0) b., driven by SEK 2.9 b. of net income reconciled to cash. Change in operating net assets was SEK -0.9 b., with increased trade receivables and contract assets as well as increased inventory. Sale of trade receivables continued to trend downwards and was reduced YoY. Cash outlays related to restructuring charges were SEK -1.2 (-1.5) b. in the quarter.

Investing activities

Cash flow from investing activities was SEK -1.7 (3.3) b. Investments in M&A were SEK -0.4 (0.4) b., mainly related to acquisition of CENX in Digital Services. Cash flow from investments in property, plant and equipment was SEK -1.1 (-0.7) b. and capitalized development expenses were SEK -0.2 (-0.1) b.

Financing activities

Cash flow from financing activities was positive at SEK 0.3 (1.4) b. due to an increase in borrowings and effects of foreign exchange rates on financial items.

Free cash flow

Free cash flow improved to SEK 0.3 (-0.5) b. due to increased cash flow from operating activities partly offset by increased investments in M&A.

Free cash flow excluding M&A increased QoQ to SEK 0.7 b. and free cash flow increased QoQ to SEK 0.3 b. from SEK -0.6 b., mainly due to increased cash flow from operating activities.

Free cash flow YTD was SEK 0.0 (-5.0) b.

10 Ericsson | Third Quarter Report 2018	Cash flow

Financial position

SEK b.	Sep 30 2018	Sep 30 2017	Jun 30 2018
+ Cash and cash equivalents	36.1	26.2	37.0
+ Interest-bearing securities, current	6.6	6.5	8.3
+ Interest-bearing securities, non-current	23.0	22.4	21.5
Gross cash	65.7	55.1	66.9
– Borrowings, current	2.5	3.0	2.6
– Borrowings, non-current	31.2	28.0	31.1
Net cash	32.0	24.1	33.1
Equity	96.0	112.7	93.6
Total assets	264.8	267.2	265.3
Capital turnover (times)	1.3	1.1	1.2
Return on capital employed (%)	2.6%	-11.8%	0.1%
Equity ratio (%)	36.2%	42.2%	35.3%
Return on equity (%)	0.0%	-15.2%	-5.7%

Gross cash decreased by SEK -1.2 b. and net cash decreased by SEK -1.1 b. in the quarter, due to negative effects of exchange rate changes on cash of SEK -1.6 b. Gross cash was SEK 65.7 b. and net cash was SEK 32.0 b.

Liability for post-employments benefits decreased in the quarter, to SEK 25.5 b. from SEK 27.3 b., due to increased interest rates in Swe-den.

The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 8.5 b. lower as of Sep 30, 2018.

The average maturity of long-term borrowings as of Sep 30, 2018, was 3.6 years, a decrease from 4.3 years 12 months earlier.

11 Ericsson | Third Quarter Report 2018	Financial position

Parent Company

Income after financial items was SEK 3.3 (2.6) b. The increase was mainly due to higher recognized dividends from subsidiaries and due to a gain on sale of shares in Ericsson India Private Ltd of SEK 1.0 b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities non-current) amounted to SEK 55.2 (53.6) b.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,977,975 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2018, was 40,403,957 Class B shares.

12 Ericsson | Third Quarter Report 2018	Parent Company

Other information

Ericsson announced changes to Executive Team

On July 18, 2018, Ericsson announced that the Company has appointed Jan Karlsson Senior Vice President, Head of Business Area Digital Services, and member of Ericsson’s Executive Team, effective August 1, 2018. Jan Karlsson has been acting in this position since February 1, 2018.

Ericsson expects to close the divestment of its majority stake in MediaKind around year-end

On September 18, 2018, Ericsson announced that the Company expects to close the divestment of its majority stake in MediaKind around year-end as compared to previously communicated Q3 2018. As communicated in the Q2 2018 earnings release, the divestment of MediaKind is estimated to create additional expenses of SEK -0.3 b.

SEC and DOJ inquiries

As previously disclosed, Ericsson has been voluntarily cooperating since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). While Ericsson cannot comment in detail the Company can provide the following update on the process. The Company has identified facts that are relevant to the investigations. These facts have been shared with the authorities by the Company.

The Company continues to cooperate with the SEC and the DOJ and is engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, it believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material. Potential future cash outflows are currently not capable of being reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Ericsson continuously seeks to strengthen its ethics and compliance program with risk-relevant policies, processes and tools for preventing, detecting and remediating non-compliance. These efforts have been further reinforced in recent years. In addition, in 2016 the Board hired an independent compliance advisory firm to assist the Company and the Board on compliance related matters. Their recommendations are currently being implemented. Recent improvement efforts focused on the following areas: people and culture (including tone from the top, senior leadership vetting, disciplinary processes, and training), third party engagements (including resources, policies, controls and processes), compliance and investigation capabilities (including resources, policies, governance, processes and tools), and internal control capabilities (including resources, governance, processes and tools).

The Company is committed to having a robust and fit-for-purpose compliance program and is continuously looking to improve on ways to better manage its compliance risks throughout the Company with due effort and attention.

13 Ericsson | Third Quarter Report 2018	Other information

Risk factors

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2017. Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on Ericsson to provide financing, or delayed auctions of spectrum

•	Intense competition from existing competitors as well as new entrants, including IT companies entering the telecommunications market, which could have a material adverse effect on the results

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs

•	Effects on gross margins of the business mix including new network build-outs and new managed services or digital transformation deals with initial transition costs

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence

•	New and ongoing partnerships which may not be successful and expose us to future costs

•	Changes in foreign exchange rates, in particular USD

•	Political unrest and uncertainty in certain markets, as well as escalating trade disputes and sanctions

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms

•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings

•	Cybersecurity incidents, which may have a material negative impact

•	Rapidly changing technologies and the ways these are brought to the market, which could be disruptive to the business

•	Ericsson is subject to risks associated with the development and implementation of new solutions or technologies under existing customer contracts. The Company may not be successful or incur delays in developing or implementing such solutions or technologies, which could result in damage claims and loss of customers which may have an adverse impact on liquidity and results of operations.

Ericsson monitors the compliance with all relevant trade regulations and trade embargoes applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed.

Ericsson strives to operate globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated ethics and compliance program. However, in some of the countries where the Company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Ericsson is voluntarily cooperating with investigations by the United States Securities and Exchange Commission and the United States Department of Justice regarding its compliance with the U.S. Foreign Corrupt Practices Act. The Company continues to cooperate with the SEC and DOJ and is engaged in discussions with them to find a resolution. While the length of these discussions cannot be determined, based on the facts that the Company has shared with the authorities, Ericsson believes that the resolution of these matters will likely result in monetary and other measures, the magnitude of which cannot be estimated currently but may be material. Potential future cash outflows are currently not capable of being reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Stockholm, October 18, 2018

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. no. 556016-0680

Date for next report: January 25, 2019

14 Ericsson | Third Quarter Report 2018	Risk factors

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2018, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim financial report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 18, 2018

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

15 Ericsson | Third Quarter Report 2018	Auditors’ Review Report

Editor’s note

Press briefing and live webcast

Ericsson will hold a press and analyst briefing, starting at 09:00 CEST on October 18, 2018, at Ericsson Studio, Grönlandsgatan 8, Kista, Sweden. The press briefing is open to journalists and analysts. The briefing will also be available through a live video webcast at: www.ericsson.com/press and www.ericsson.com/investors

Conference call

A conference call for financial analysts, investors and journalists will start at 14:00 CEST.

A live audio webcast of the conference call will be available at: www.ericsson.com/investors and www.ericsson.com/press Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Helena Norrman, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 99, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

16 Ericsson | Third Quarter Report 2018	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2017.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

17 Ericsson | Third Quarter Report 2018	Forward-looking statements

Financial statements and

other information

Contents

Financial statements
19	Consolidated income statement
19	Statement of comprehensive income (loss)
20	Consolidated balance sheet
21	Consolidated statement of cash flows
22	Consolidated statement of changes in equity
22	Consolidated income statement – isolated quarters
23	Consolidated statement of cash flows – isolated quarters
24	Parent Company income statement
24	Parent Company statement of comprehensive income (loss)
25	Parent Company balance sheet

Additional information
26	Accounting policies
28	Segment reporting
29	Net sales by segment by quarter
30	Sales growth adjusted for comparable units and currency
30	Gross income (loss) and gross margin by segment by quarter
31	Operating income (loss) and operating margin by segment by quarter
32	EBITA and EBITA margin by segment by quarter
33	Net sales by market area by quarter
34	Top 5 countries in sales
34	Net sales by market area by segment
35	IPR licensing revenues by segment by quarter
35	Provisions
36	Information on investments
37	Other information
37	Number of employees

Items excluding restructuring charges
38	Restructuring charges by function
38	Restructuring charges by segment
39	Gross income (loss) and gross margin excluding restructuring charges by segment
40	Operating income (loss) and operating margin excluding restructuring charges by segment

Alternative performance measures
41	Sales growth adjusted for comparable units and currency
42	Items excluding restructuring charges
43	EBITA and EBITA margin
43	Cash conversion
43	Gross cash and net cash, end of period
44	Capital employed
44	Capital turnover
45	Return on capital employed
45	Equity ratio
45	Return on equity
46	Earnings (loss) per share (non-IFRS)
46	Free cash flow and free cash flow excluding M&A

18 Ericsson | Third Quarter Report 2018	Financial statements and other information

Financial statements

Consolidated income statement

	Jul-Sep			Jan-Sep
SEK million	2018	2017	Change	2018	2017	Change

Net sales	53,810	49,413	9%	147,029	147,497	0%
Cost of sales	-34,180	-36,132	-5%	-95,208	-112,086	-15%

Gross income	19,630	13,281	48%	51,821	35,411	46%
Gross margin (%)	36.5%	26.9%		35.2%	24.0%

Research and development expenses	-9,388	-10,519	-11%	-28,244	-27,949	1%
Selling and administrative expenses	-6,625	-5,741	15%	-19,834	-20,782	-5%
Impairment losses on trade receivables 1)	-409	-1,094	-63%	-806	-2,969	-73%

Operating expenses	-16,422	-17,354	-5%	-48,884	-51,700	-5%

Other operating income and expenses	31	415		126	795
Shares in earnings of JV and associated companies	2	6		31	29

Operating income (loss)	3,241	-3,652	-189%	3,094	-15,465	-120%

Financial income	-225	-139		-22	-248
Financial expenses	-414	-182		-1,968	-449

Income after financial items	2,602	-3,973	-165%	1,104	-16,162	-107%

Taxes	146	516	-72%	-883	2,222	-140%

Net income (loss)	2,748	-3,457	-179%	221	-13,940	-102%

Net income (loss) attributable to:
Stockholders of the Parent Company	2,745	-3,561		23	-14,100
Non-controlling interests	3	104		198	160

Other information
Average number of shares, basic (million)	3,293	3,279		3,290	3,275
Earnings (loss) per share, basic (SEK) 2)	0.84	-1.09		0.01	-4.31
Earnings (loss) per share, diluted (SEK) 3)	0.83	-1.09		0.01	-4.31

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Jul-Sep		Jan-Sep
SEK million	2018	2017	2018	2017

Net income (loss)	2,748	-3,457	221	-13,940

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	1,223	-2,618	497	-1,646
Revaluation of borrowings due to change in credit risk	-292	—	-226	—
Tax on items that will not be reclassified to profit or loss	-217	546	-270	217

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	—	5	—	78
Reclassification adjustments on gains/losses included in profit or loss	—	—	—	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	-5	—	-3
Changes in cumulative translation adjustments	-1,237	-1,728	1,804	-4,523
Share of other comprehensive income on JV and associated companies	-5	-8	15	-7
Tax on items that may be reclassified to profit or loss	—	1	—	-17

Total other comprehensive income (loss), net of tax	-528	-3,807	1,820	-5,896

Total comprehensive income (loss)	2,220	-7,264	2,041	-19,836

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	2,223	-7,327	1,807	-19,939
Non-controlling interest	-3	63	234	103

19 Ericsson | Third Quarter Report 2018	Financial statements

Consolidated balance sheet

	Sep 30	Jun 30	Dec 31
SEK million	2018	2018	2017

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	4,918	5,458	4,593
Goodwill	30,514	30,145	27,815
Intellectual property rights, brands and other intangible assets	3,493	3,883	4,148

Property, plant and equipment	12,810	12,894	12,857

Financial assets
Equity in JV and associated companies	625	658	624
Other investments in shares and participations	1,572	1,587	1,279
Customer finance, non-current	780	1,367	2,178
Interest-bearing securities, non-current	23,014	21,501	25,105
Other financial assets, non-current	6,254	6,805	5,897

Deferred tax assets	24,648	23,573	21,963

	108,628	107,871	106,459

Current assets
Inventories	30,635	30,050	25,547
Contract assets	14,794	12,460	13,120

Trade receivables	41,456	41,580	48,105
Customer finance, current	1,240	1,664	1,753
Other current receivables	25,446	26,344	22,301

Interest-bearing securities, current	6,591	8,304	6,713
Cash and cash equivalents	36,058	37,049	35,884

	156,220	157,451	153,423

Total assets	264,848	265,322	259,882

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	95,087	92,689	96,935
Non-controlling interest in equity of subsidiaries	866	871	636

	95,953	93,560	97,571

Non-current liabilities
Post-employment benefits	25,475	27,306	25,009
Provisions, non-current	3,420	2,819	3,596
Deferred tax liabilities	1,274	1,332	901
Borrowings, non-current	31,187	31,131	30,500
Other non-current liabilities	4,456	4,549	2,776

	65,812	67,137	62,782

Current liabilities
Provisions, current	5,275	6,715	6,283
Borrowings, current	2,463	2,642	2,545
Contract liabilities	30,108	30,959	29,076
Trade payables	28,914	28,563	26,320
Other current liabilities	36,323	35,746	35,305

	103,083	104,625	99,529

Total equity and liabilities	264,848	265,322	259,882

Of which interest-bearing liabilities	33,650	33,773	33,045
Assets pledged as collateral	5,768	5,702	5,215
Contingent liabilities 1)	1,490	1,363	1,561

1)

Contingent liabilities does not include any amounts related to investigation by the SEC and the DOJ about Ericsson’s compliance with the U.S Foreign Corrupt Practices Act (FCPA). For information about the investigation by the SEC and the DOJ, please refer to “Other information” on page 13 of this report.

20 Ericsson | Third Quarter Report 2018	Financial statements

Consolidated statement of cash flows

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2018	2017	2018	2017	2017

Operating activities
Net income (loss)	2,748	-3,457	221	-13,940	-32,433
Adjustments to reconcile net income to cash
Taxes	-2,101	-1,323	-5,487	-7,261	-9,064
Earnings/dividends in JV and associated companies	28	73	13	58	56
Depreciation, amortization and impairment losses	1,893	4,146	5,849	11,774	27,892
Other	348	-218	1,056	261	440

Net income reconciled to cash	2,916	-779	1,652	-9,108	-13,109

Changes in operating net assets
Inventories	-1,773	1,061	-6,496	-3,637	4,719
Customer finance, current and non-current	1,001	456	1,948	762	798
Trade receivables and contract assets	-3,503	623	5,474	3,625	1,379
Trade payables	953	-1,061	1,607	-679	1,886
Provisions and post-employment benefits	-265	-608	-634	4,343	4,755
Contract liabilities	-220	-1,910	304	2,324	5,024
Other operating assets and liabilities, net	2,931	2,200	1,200	812	4,149

	-876	761	3,403	7,550	22,710

Cash flow from operating activities	2,040	-18	5,055	-1,558	9,601

Investing activities
Investments in property, plant and equipment	-1,088	-739	-2,895	-2,772	-3,877
Sales of property, plant and equipment	102	12	277	118	1,016
Acquisitions/divestments of subsidiaries and other operations, net	-425	371	-1,305	383	276
Product development	-151	-126	-730	-1,306	-1,444
Other investing activities	-190	42	-427	110	-463
Interest-bearing securities	30	3,756	3,152	-8,806	-11,578

Cash flow from investing activities	-1,722	3,316	-1,928	-12,273	-16,070

Cash flow before financing activities	318	3,298	3,127	-13,831	-6,469

Financing activities
Dividends paid	-2	-145	-3,291	-3,423	-3,424
Other financing activities	254	1,563	-223	6,829	8,902

Cash flow from financing activities	252	1,418	-3,514	3,406	5,478

Effect of exchange rate changes on cash	-1,562	48	561	-331	-91

Net change in cash and cash equivalents	-992	4,764	174	-10,756	-1,082

Cash and cash equivalents, beginning of period	37,050	21,446	35,884	36,966	36,966

Cash and cash equivalents, end of period	36,058	26,210	36,058	26,210	35,884

21 Ericsson | Third Quarter Report 2018	Financial statements

Consolidated statement

of changes in equity

	Jan-Sep		Jan-Dec
SEK million	2018	2017	2017

Opening balance 1)	97,571	135,257	135,257
Opening balance adjustment due to IFRS 9	-983	—	—

Adjusted opening balance	96,588	135,257	135,257

Total comprehensive income (loss)	2,041	-19,836	-35,232
Sale/repurchase of own shares	76	-28	-5
Stock issue (net)	—	15	15
Long-term variable compensation plans	540	650	885
Dividends paid	-3,291	-3,424	-3,424
Transactions with non-controlling interests	-1	76	75

Closing balance	95,953	112,710	97,571

1)	The opening balance adjustment for IFRS 15 on initial application date (January 1, 2016) was SEK -4,353 million. Opening balances of 2017 and 2018 have been restated for IFRS 15.

Consolidated income statement

- isolated quarters

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4		Q3	Q2	Q1

Net sales	53,810	49,808	43,411	57,881		49,413	50,281	47,803
Cost of sales	-34,180	-32,475	-28,553	-45,365		-36,132	-35,652	-40,302

Gross income	19,630	17,333	14,858	12,516		13,281	14,629	7,501
Gross margin (%)	36.5%	34.8%	34.2%	21.6%		26.9%	29.1%	15.7%

Research and development expenses	-9,388	-9,783	-9,073	-9,938		-10,519	-8,364	-9,066
Selling and administrative expenses	-6,625	-7,053	-6,156	-8,245		-5,741	-6,818	-8,223
Impairment losses on trade receivables 1)	-409	-369	-28	-680		-1,094	-235	-1,640

Operating expenses	-16,422	-17,205	-15,257	-18,863		-17,354	-15,417	-18,929

Other operating income and expenses	31	11	84	-12,926	2)	415	239	141
Shares in earnings of JV and associated companies	2	26	3	-5		6	12	11

Operating income (loss)	3,241	165	-312	-19,278		-3,652	-537	-11,276

Financial income	-225	275	-72	-124		-139	-27	-82
Financial expenses	-414	-1,085	-469	-394		-182	83	-350

Income after financial items	2,602	-645	-853	-19,796		-3,973	-481	-11,708

Taxes	146	-1,157	128	1,303		516	24	1,682

Net income (loss)	2,748	-1,802	-725	-18,493		-3,457	-457	-10,026

Net income (loss) attributable to:
Stockholders of the Parent Company	2,745	-1,885	-837	-18,476		-3,561	-471	-10,068
Non-controlling interests	3	83	112	-17		104	14	42

Other information
Average number of shares, basic (million)	3,293	3,290	3,286	3,283		3,279	3,275	3,272
Earnings (loss) per share, basic (SEK) 3)	0.84	-0.58	-0.25	-5.63		-1.09	-0.14	-3.08
Earnings (loss) per share, diluted (SEK) 4)	0.83	-0.58	-0.25	-5.63		-1.09	-0.14	-3.08

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Includes write-down of goodwill of SEK -13.0 billion.
3)	Based on net income (loss) attributable to stockholders of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

22 Ericsson | Third Quarter Report 2018	Financial statements

Consolidated statement

of cash flows - isolated quarters

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income (loss)	2,748	-1,802	-725	-18,493	-3,457	-457	-10,026
Adjustments to reconcile net income to cash
Taxes	-2,101	-1,071	-2,315	-1,803	-1,323	-1,826	-4,112
Earnings/dividends in JV and associated companies	28	-19	4	-2	73	-8	-7
Depreciation, amortization and impairment losses	1,893	2,065	1,891	16,118	4,146	2,197	5,431
Other	348	568	140	179	-218	-48	527

Net income reconciled to cash	2,916	-259	-1,005	-4,001	-779	-142	-8,187

Changes in operating net assets
Inventories	-1,773	-1,910	-2,813	8,356	1,061	-1,492	-3,206
Customer finance, current and non-current	1,001	547	400	36	456	1,140	-834
Trade receivables and contract assets	-3,503	1,661	7,316	-2,246	623	184	2,818
Trade payables	953	1,252	-598	2,565	-1,061	19	363
Provisions and post-employment benefits	-265	478	-847	412	-608	315	4,636
Contract liabilities	-220	-233	757	2,700	-1,910	-573	4,807
Other operating assets and liabilities, net	2,931	-94	-1,637	3,337	2,200	550	-1,938

	-876	1,701	2,578	15,160	761	143	6,646

Cash flow from operating activities	2,040	1,442	1,573	11,159	-18	1	-1,541

Investing activities
Investments in property, plant and equipment	-1,088	-951	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	102	52	123	898	12	37	69
Acquisitions/divestments of subsidiaries and other operations, net	-425	-431	-449	-107	371	9	3
Product development	-151	-325	-254	-138	-126	-315	-865
Other investing activities	-190	-398	161	-573	42	-42	110
Interest-bearing securities	30	3,656	-534	-2,772	3,756	-676	-11,886

Cash flow from investing activities	-1,722	1,603	-1,809	-3,797	3,316	-2,005	-13,584

Cash flow before financing activities	318	3,045	-236	7,362	3,298	-2,004	-15,125

Financing activities
Dividends paid	-2	-3,289	—	-1	-145	-3,274	-4
Other financing activities	254	-383	-94	2,073	1,563	-5,636	10,902

Cash flow from financing activities	252	-3,672	-94	2,072	1,418	-8,910	10,898

Effect of exchange rate changes on cash	-1,562	980	1,143	240	48	-594	215

Net change in cash and cash equivalents	-992	353	813	9,674	4,764	-11,508	-4,012

Cash and cash equivalents, beginning of period	37,050	36,697	35,884	26,210	21,446	32,954	36,966

Cash and cash equivalents, end of period	36,058	37,050	36,697	35,884	26,210	21,446	32,954

23 Ericsson | Third Quarter Report 2018	Financial statements

Parent Company income statement

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2018	2017	2018	2017	2017

Net sales	—	—	—	—	—
Cost of sales	—	—	—	—	—

Gross income	—	—	—	—	—

Operating expenses	-879	-216	-1,385	-860	-1,294
Other operating income and expenses	399	557	1,153	1,747	1,616

Operating income	-480	341	-232	887	322

Financial net	2,015	44	3,487	1,753	-2,297

Income after financial items	1,535	385	3,255	2,640	-1,975

Transfers to (-) / from untaxed reserves	—	—	—	—	-120
Taxes	-101	-40	-256	-148	-53

Net income (loss)	1,434	345	2,999	2,492	-2,148

Parent company statement

of comprehensive income (loss)

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2018	2017	2018	2017	2017
Net income (loss)	1,434	345	2,999	2,492	-2,148

Revaluation of borrowings due to change in credit risk	292	—	342		—
Tax on items that will not be reclassified to profit or loss	-64	—	-75		—
Available-for-sale financial assets
Gains/losses arising during the period	—	5	—	78	68
Reclassification adjustments on gains/losses included in profit or loss	—	—	—	5	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—	102
Tax on items that may be reclassified to profit or loss	—	-1	—	-18	-14

Total other comprehensive income, net of tax	228	4	267	65	161

Total comprehensive income (loss)	1,662	349	3,266	2,557	-1,987

24 Ericsson | Third Quarter Report 2018	Financial statements

Parent company balance sheet

SEK million	Sep 30 2018	Dec 31 2017

ASSETS
Fixed assets
Intangible assets	170	329
Tangible assets	306	346
Financial assets1) 2)	115,254	119,896

	115,730	120,571
Current assets
Inventories	—	1
Receivables 2)	44,328	41,173
Short-term investments	6,292	6,446
Cash and cash equivalents	25,896	18,715

	76,516	66,335

Total assets	192,246	186,906

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,164
Non-restricted equity 2)	39,181	39,578

	87,345	87,742

Provisions	1,079	602

Non-current liabilities 2)	62,776	60,623

Current liabilities	41,046	37,939

Total stockholders’ equity, provisions and liabilities	192,246	186,906

1) Of which interest-bearing securities, non-current	23,014	25,105

2)

The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK –4 million, non-restricted equity decreased by SEK –28 million, and non-current liabilities increased by SEK 31 million.

25 Ericsson | Third Quarter Report 2018	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31,2017 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2018

Two new IFRS standards are effective as from January 1, 2018, IFRS 9 “Financial instruments” and IFRS 15 “Revenue from Customer Contracts”.

Presentation in the financial statements

For IFRS 15 the Company has adopted the full retrospective method for transition, which mean that prior year comparatives have been restated and equity has been adjusted at the initial application date (January 1, 2016). The Company has applied IFRS 9 retrospectively on the required effective date, January 1, 2018. The 2018 opening balances have been adjusted, but the previous periods have not been restated.

Based on the new requirements under IFRS 15, contract assets and contract liabilities have been added as new lines in the consolidated balance sheet and statement of cash flow. Previously, contract assets were reported as trade receivables and contract liabilities were reported as deferred revenue and as advances from customers within other current liabilities. Due to IFRS 9, impairment losses on trade receivables are reported on a separate line in the consolidated income statement. Previously, these losses have been reported as Selling and administrative expenses. In the statement of comprehensive income, a new line has been added for revaluation of borrowings due to changes in credit risk. A new line has been added to the consolidated statement of equity showing the adjustment to the opening balance.

The prior periods financial statements and key ratios presented in this quarterly report have been restated to reflect adoption of these new standards.

Accounting policy – IFRS 9 “Financial instruments”

Financial assets

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the characteristics of the asset and the business model in which it is held.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e. those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives and customer financing) are presented in the income statement within Financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction. Gains and losses on customer financing are presented in the income statement as Selling expenses.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). Allowances for trade receivables and contract assets are always equal to lifetime ECL. The loss is recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Borrowings

Borrowings by the Parent Company are designated FVTPL because they are managed and evaluated on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to change in credit risk which are recognized in Other comprehensive income.

26 Ericsson | Third Quarter Report 2018	Additional information

Summary of changes to classification of financial assets and financial liabilities

Type of asset	IAS 39 classification	IFRS 9 classification	Reason for IFRS 9 classification
Cash equivalents, interest-bearing securities, and derivatives (held for trading)	FVTPL	FVTPL	Held for trading portfolios are classified as FVTPL (no change).

Cash equivalents (not held for trading)	Loans and receivables	Amortized cost	These assets are held to collect contractual cash flows.

Interest-bearing securities (not held for trading)	Available-for-sale	FVTPL	These assets are not held for trading but are managed and evaluated on a fair value basis.

Trade receivables	Loans and receivables	FVOCI	Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets.

Customer financing	Loans and receivables	FVTPL	Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets.

Investments in shares and participations (equity instruments)	Available-for-sale	FVTPL	This is an accounting policy choice under IFRS 9.

Borrowings by parent company	Amortized cost	Designated FVTPL	These borrowings are managed and evaluated on a fair value basis.

Fair value hedging and fair value hedge accounting

Fair value hedge accounting is no longer applied as of January 1, 2018.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

– The expected credit losses.

– The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Accounting policy – IFRS 15 “Revenue from Contracts with Customers”

IFRS 15, “Revenue from Contracts with Customers” establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control. Revenue for installation and integration services is recognized upon completion of the service.

Transaction prices under these contracts are mostly billed upon delivery of the hardware or software, and completion of installation services, although a proportion may be billed upon formal acceptance of the related installation services. This will result in a contract asset for the proportion of the transaction price that is not yet billed.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Transaction prices under these contracts are billed over time, often on a quarterly basis. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears.

Contract for standard products and services applies to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than 1 year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract.

27 Ericsson | Third Quarter Report 2018	Additional information

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. Formal acceptance term is considered a key indicator of transfer of control for a customized solution and shall therefore be obtained prior to recognizing revenue. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer.

Transaction price under these contracts are represented by progress payments or billing milestones as defined in the contracts. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in a contract asset balance until billing milestones are reached.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services and the Media Solutions business within the segment Emerging Business and Other.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access Ericsson intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occurs.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time.

As described in Note C3 “Segment Information” of the Annual Report 2017, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Impact of IFRS 9 and IFRS 15 on balance sheet items

			Restated		Adjusted
	As reported at	IFRS 15	balance at	IFRS 9	balance at
	31.12 2017	restatement	31.12.2017	adjustment	1.1.2018

ASSETS
Non-current assets
Deferred tax assets	21,228	735	21,963	288	22,251

Current assets
Inventories	24,960	587	25,547	—	25,547
Contract assets	—	13,120	13,120	—	13,120
Trade receivables	63,210	-15,105	48,105	-1,240	46,865

EQUITY AND LIABILITIES
Equity
Stockholder’s equity	99,540	-2,605	96,935	-983	95,952

Non-current liabilities
Borrowings, non-current	30,500	—	30,500	31	30,531

Current liabilities
Provisions	6,350	-67	6,283	—	6,283
Contract liabilities	—	29,076	29,076	—	29,076
Other current liabilities	62,370	-27,065	35,305	—	35,305

Segment reporting

Changes applied in Q1 2018

As of Q1 2018, sales related to 3PP routing business are reported in Networks (earlier Digital Services). Comparative periods have been restated to reflect this change. In Q1 2018, these sales were SEK 151 (160) million.

Changes applied in Q2 2018

As of Q2 2018, sales related to Application Development and Maintenance (ADM) and certain sales related to Business Support Solution (BSS) was moved between segments Managed Services and Digital Services, with increased sales in Managed Services and a corresponding sales decrease in Digital Services (net effect of SEK 1.9 b in 2017). The corresponding impact on 2017 gross income was SEK 0.2 b (positive for Managed Services, negative for Digital Services). Historical data has been restated to reflect the organizational change.

28 Ericsson | Third Quarter Report 2018	Additional information

Net sales by segment by quarter
	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	35,934	32,393	28,602	37,077	31,871	31,699	31,638
Of which Products	25,336	22,319	19,473	25,404	21,734	21,281	21,858
Of which Services	10,598	10,074	9,129	11,673	10,137	10,418	9,780
Digital Services	8,987	8,833	7,262	11,820	8,930	9,901	8,101
Of which Products	4,582	4,467	3,947	6,452	4,859	5,370	4,327
Of which Services	4,405	4,366	3,315	5,368	4,071	4,531	3,774
Managed Services	6,465	6,528	5,896	6,898	6,618	6,673	6,283
Emerging Business and Other	2,424	2,054	1,651	2,086	1,994	2,008	1,781

Total	53,810	49,808	43,411	57,881	49,413	50,281	47,803

	2018			2017
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	11%	13%	-23%	16%	1%	0%	—
Of which Products	14%	15%	-23%	17%	2%	-3%	—
Of which Services	5%	10%	-22%	15%	-3%	7%	—
Digital Services	2%	22%	-39%	32%	-10%	22%	—
Of which Products	3%	13%	-39%	33%	-10%	24%	—
Of which Services	1%	32%	-38%	32%	-10%	20%	—
Managed Services	-1%	11%	-15%	4%	-1%	6%	—
Emerging Business and Other	18%	24%	-21%	5%	-1%	13%	—

Total	8%	15%	-25%	17%	-2%	5%	—

	2018			2017
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	13%	2%	-10%	—	—	—	—
Of which Products	17%	5%	-11%	—	—	—	—
Of which Services	5%	-3%	-7%	—	—	—	—
Digital Services	1%	-11%	-10%	—	—	—	—
Of which Products	-6%	-17%	-9%	—	—	—	—
Of which Services	8%	-4%	-12%	—	—	—	—
Managed Services	-2%	-2%	-6%	—	—	—	—
Emerging Business and Other	22%	2%	-7%	—	—	—	—

Total	9%	–1%	–9%	—	—	—	—

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	96,929	60,995	28,602	132,285	95,208	63,337	31,638
Of which Products	67,128	41,792	19,473	90,277	64,873	43,139	21,858
Of which Services	29,801	19,203	9,129	42,008	30,335	20,198	9,780
Digital Services	25,082	16,095	7,262	38,752	26,932	18,002	8,101
Of which Products	12,996	8,414	3,947	21,008	14,556	9,697	4,327
Of which Services	12,086	7,681	3,315	17,744	12,376	8,305	3,774
Managed Services	18,889	12,424	5,896	26,472	19,574	12,956	6,283
Emerging Business and Other	6,129	3,705	1,651	7,869	5,783	3,789	1,781

Total	147,029	93,219	43,411	205,378	147,497	98,084	47,803

	2018			2017
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2%	-4%	-10%	-6%	—	—	—
Of which Products	3%	-3%	-11%	-4%	—	—	—
Of which Services	-2%	-5%	-7%	-8%	—	—	—
Digital Services	-7%	-11%	-10%	-9%	—	—	—
Of which Products	-11%	-13%	-9%	-10%	—	—	—
Of which Services	-2%	-8%	-12%	-8%	—	—	—
Managed Services	-3%	-4%	-6%	-8%	—	—	—
Emerging Business and Other	6%	-2%	-7%	-9%	—	—	—

Total	0%	-5%	-9%	-7%	—	—	—

29 Ericsson | Third Quarter Report 2018	Additional information

Sales growth adjusted for comparable units and currency*
	2018			2017
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	9%	7%	-22%	—	—	—	—
Digital Services	0%	16%	-38%	—	—	—	—
Managed Services	-1%	6%	-11%	—	—	—	—
Emerging Business and Other	15%	18%	-20%	—	—	—	—

Total	7%	9%	-24%	—	—	—	—

	2018			2017
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	5%	2%	-2%	—	—	—	—
Digital Services	-6%	-12%	-3%	—	—	—	—
Managed Services	-8%	-3%	-4%	—	—	—	—
Emerging Business and Other	11%	1%	-2%	—	—	—	—

Total	1%	-1%	-2%	—	—	—	—

Year to date, year over year change,	2018			2017
percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	2%	0%	-2%	—	—	—	—
Digital Services	-7%	-8%	-3%	—	—	—	—
Managed Services	-5%	-3%	-4%	—	—	—	—
Emerging Business and Other	3%	-1%	-2%	—	—	—	—

Total	-1%	-2%	-2%	—	—	—	—

* Sales growth adjusted for comparable units and currency has not been restated for 2017.
Gross income (loss) and gross margin by segment by quarter

Isolated quarters,	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	14,835	12,565	11,127	11,849	10,654	10,894	10,031
Digital Services	3,208	3,458	2,892	1,114	2,620	3,289	-2,324
Managed Services	805	809	491	-691	-360	19	-542
Emerging Business and Other	782	501	348	245	367	427	336

Total	19,630	17,333	14,858	12,517	13,281	14,629	7,501

Isolated quarters,	2018			2017
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	41.3%	38.8%	38.9%	32.0%	33.4%	34.4%	31.7%
Digital Services	35.7%	39.1%	39.8%	9.4%	29.3%	33.2%	-28.7%
Managed Services	12.5%	12.4%	8.3%	-10.0%	-5.4%	0.3%	-8.6%
Emerging Business and Other	32.3%	24.4%	21.1%	11.7%	18.4%	21.3%	18.9%

Total	36.5%	34.8%	34.2%	21.6%	26.9%	29.1%	15.7%

Year to date,	2018			2017
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	38,527	23,692	11,127	43,428	31,579	20,925	10,031
Digital Services	9,558	6,350	2,892	4,699	3,585	965	-2,324
Managed Services	2,105	1,300	491	-1,574	-883	-523	-542
Emerging Business and Other	1,631	849	348	1,375	1,130	763	336

Total	51,821	32,191	14,858	47,928	35,411	22,130	7,501

Year to date,	2018			2017
As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	39.7%	38.8%	38.9%	32.8%	33.2%	33.0%	31.7%
Digital Services	38.1%	39.5%	39.8%	12.1%	13.3%	5.4%	-28.7%
Managed Services	11.1%	10.5%	8.3%	-5.9%	-4.5%	-4.0%	-8.6%
Emerging Business and Other	26.6%	22.9%	21.1%	17.5%	19.5%	20.1%	18.9%

Total	35.2%	34.5%	34.2%	23.3%	24.0%	22.6%	15.7%

30 Ericsson | Third Quarter Report 2018	Additional information

Operating income (loss) and operating margin by segment by quarter

Isolated quarters,	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	5,656	3,544	3,371	1,945	2,375	3,424	2,711
Digital Services	-1,784	-2,374	-2,607	-12,271	-3,770	-2,237	-9,004
Managed Services	409	299	100	-1,275	-727	-258	-1,829
Emerging Business and Other	-1,040	-1,304	-1,176	-7,677	-1,530	-1,466	-3,154

Total	3,241	165	-312	-19,278	-3,652	-537	-11,276

Isolated quarters,	2018			2017
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	15.7%	10.9%	11.8%	5.2%	7.5%	10.8%	8.6%
Digital Services	-19.9%	-26.9%	-35.9%	-103.8%	-42.2%	-22.6%	-111.1%
Managed Services	6.3%	4.6%	1.7%	-18.5%	-11.0%	-3.9%	-29.1%
Emerging Business and Other	-42.9%	-63.5%	-71.2%	-368.0%	-76.7%	-73.0%	-177.1%

Total	6.0%	0.3%	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%

Year to date,	2018			2017
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	12,571	6,915	3,371	10,455	8,510	6,135	2,711
Digital Services	-6,765	-4,981	-2,607	-27,282	-15,011	-11,241	-9,004
Managed Services	808	399	100	-4,089	-2,814	-2,087	-1,829
Emerging Business and Other	-3,520	-2,480	-1,176	-13,827	-6,150	-4,620	-3,154

Total	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276

Year to date	2018			2017
As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	13.0%	11.3%	11.8%	7.9%	8.9%	9.7%	8.6%
Digital Services	-27.0%	-30.9%	-35.9%	-70.4%	-55.7%	-62.4%	-111.1%
Managed Services	4.3%	3.2%	1.7%	-15.4%	-14.4%	-16.1%	-29.1%
Emerging Business and Other	-57.4%	-66.9%	-71.2%	-175.7%	-106.3%	-121.9%	-177.1%

Total	2.1%	-0.2%	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%

31 Ericsson | Third Quarter Report 2018	Additional information

EBITA and EBITA margin by segment by quarter

Isolated quarters,	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	5,722	3,618	3,461	2,032	2,460	3,509	2,892
Digital Services	-1,608	-2,204	-2,443	-4,890	-3,577	-2,034	-8,246
Managed Services	411	303	105	-1,268	-726	-259	-1,825
Emerging Business and Other	-940	-1,202	-1,088	-1,199	-1,430	-1,308	-2,222

Total	3,585	515	35	-5,325	-3,273	-92	-9,401

Isolated quarters	2018			2017
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	15.9%	11.2%	12.1%	5.5%	7.7%	11.1%	9.1%
Digital Services	-17.9%	-25.0%	-33.6%	-41.4%	-40.1%	-20.5%	-101.8%
Managed Services	6.4%	4.6%	1.8%	-18.4%	-11.0%	-3.9%	-29.0%
Emerging Business and Other	-38.8%	-58.5%	-65.9%	-57.5%	-71.7%	-65.1%	-124.8%

Total	6.7%	1.0%	0.1%	-9.2%	-6.6%	-0.2%	-19.7%

Year to date,	2018			2017
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	12,801	7,079	3,461	10,893	8,861	6,401	2,892
Digital Services	-6,255	-4,647	-2,443	-18,747	-13,857	-10,280	-8,246
Managed Services	819	408	105	-4,078	-2,810	-2,084	-1,825
Emerging Business and Other	-3,230	-2,290	-1,088	-6,159	-4,960	-3,530	-2,222

Total	4,135	550	35	-18,091	-12,766	-9,493	-9,401

Year to date	2018			2017
As a percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	13.2%	11.6%	12.1%	8.2%	9.3%	10.1%	9.1%
Digital Services	-24.9%	-28.9%	-33.6%	-48.4%	-51.5%	-57.1%	-101.8%
Managed Services	4.3%	3.3%	1.8%	-15.4%	-14.4%	-16.1%	-29.0%
Emerging Business and Other	-52.7%	-61.8%	-65.9%	-78.3%	-85.8%	-93.2%	-124.8%

Total	2.8%	0.6%	0.1%	-8.8%	-8.7%	-9.7%	-19.7%

32 Ericsson | Third Quarter Report 2018	Additional information

Net sales by market area by quarter

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	7,985	6,981	6,379	7,844	7,858	7,234	8,410
North East Asia	5,773	4,764	3,385	6,465	5,653	5,901	5,564
North America	14,933	14,337	11,317	14,685	12,319	12,970	12,027
Europe and Latin America 1) 2)	14,816	14,174	13,061	16,939	13,430	14,231	12,201
Middle East and Africa	5,722	5,626	5,765	7,581	6,297	5,731	5,356
Other 1) 2)	4,581	3,926	3,504	4,367	3,856	4,214	4,245

Total	53,810	49,808	43,411	57,881	49,413	50,281	47,803

1) Of which in Sweden	429	596	915	872	660	785	1,017
2) Of which in EU	8,481	8,619	8,522	10,822	8,635	8,687	8,328

	2018			2017
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	14%	9%	-19%	0%	9%	-14%	—
North East Asia	21%	41%	-48%	14%	-4%	6%	—
North America	4%	27%	-23%	19%	-5%	8%	—
Europe and Latin America 1) 2)	5%	9%	-23%	26%	-6%	17%	—
Middle East and Africa	2%	-2%	-24%	20%	10%	7%	—
Other 1) 2)	17%	12%	-20%	13%	-8%	-1%	—

Total	8%	15%	-25%	17%	-2%	5%	—

1) Of which in Sweden	-28%	-35%	5%	32%	-16%	-23%	—
2) Of which in EU	-2%	1%	-21%	25%	-1%	4%	—

	2018			2017
Year-over-year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	2%	-3%	-24%	—	—	—	—
North East Asia	2%	-19%	-39%	—	—	—	—
North America	21%	11%	-6%	—	—	—	—
Europe and Latin America 1) 2)	10%	0%	7%	—	—	—	—
Middle East and Africa	-9%	-2%	8%	—	—	—	—
Other 1) 2)	19%	-7%	-17%	—	—	—	—

Total	9%	-1%	-9%	—	—	—	—

1) Of which in Sweden	-35%	-24%	-10%	—	—	—	—
2) Of which in EU	-2%	-1%	2%	—	—	—	—

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	21,345	13,360	6,379	31,346	23,502	15,644	8,410
North East Asia	13,922	8,149	3,385	23,583	17,118	11,465	5,564
North America	40,587	25,654	11,317	52,001	37,316	24,997	12,027
Europe and Latin America 1) 2)	42,051	27,235	13,061	56,801	39,862	26,432	12,201
Middle East and Africa	17,113	11,391	5,765	24,965	17,384	11,087	5,356
Other 1) 2)	12,011	7,430	3,504	16,682	12,315	8,459	4,245

Total	147,029	93,219	43,411	205,378	147,497	98,084	47,803

1) Of which in Sweden	1,940	1,511	915	3,334	2,462	1,802	1,017
2) Of which in EU	25,622	17,141	8,522	36,472	25,650	17,015	8,328

Year to date, year-over-year change,	2018			2017
percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	-9%	-15%	-24%	0%	—	—	—
North East Asia	-19%	-29%	-39%	-13%	—	—	—
North America	9%	3%	-6%	1%	—	—	—
Europe and Latin America 1) 2)	5%	3%	7%	-9%	—	—	—
Middle East and Africa	-2%	3%	8%	-9%	—	—	—
Other 1) 2)	-2%	-12%	-17%	-18%	—	—	—

Total	0%	-5%	-9%	-7%	—	—	—

1) Of which in Sweden	-21%	-16%	-10%	-1%	—	—	—
2) Of which in EU	0%	1%	2%	-6%	—	—	—

33 Ericsson | Third Quarter Report 2018	Additional information

Top 5 countries in sales

Country	Q3		Jan-Sep
Percentage of Net sales	2018	2017	2018	2017

United States	30%	26%	29%	27%
China	8%	7%	6%	8%
India	5%	6%	5%	5%
Australia	4%	4%	4%	4%
Brazil	4%	3%	3%	3%

Net sales by market area by segment

	Q3 2018					Jan-Sep 2018
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and India	5,834	1,270	878	3	7,985	15,240	3,574	2,518	13	21,345
North East Asia	4,581	834	328	30	5,773	10,420	2,358	1,082	62	13,922
North America	11,761	2,106	1,043	23	14,933	32,467	5,588	2,460	72	40,587
Europe and Latin America	8,724	2,852	3,167	73	14,816	23,927	8,059	9,845	220	42,051
Middle East and Africa	3,133	1,540	1,049	—	5,722	9,662	4,455	2,984	12	17,113
Other	1,901	385	—	2,295	4,581	5,213	1,048	—	5,750	12,011

Total	35,934	8,987	6,465	2,424	53,810	96,929	25,082	18,889	6,129	147,029

Share of total	67%	17%	12%	4%	100%	66%	17%	13%	4%	100%

	Q3 2018
				Emerging
Sequential change,		Digital	Managed	Business
percent	Networks	Services	Services	and Other	Total

South East Asia, Oceania and
India	17%	18%	-4%	50%	14%
North East Asia	27%	5%	-11%	275%	21%
North America	4%	-1%	27%	10%	4%
Europe and Latin America	13%	-2%	-8%	-8%	5%
Middle East and Africa	3%	-3%	6%	-100%	2%
Other	14%	18%	-100%	19%	17%

Total	11%	2%	-1%	18%	8%

	Q3 2018					Jan-Sep 2018
				Emerging					Emerging
Year over year change,		Digital	Managed	Business			Digital	Managed	Business
percent	Networks	Services	Services	and Other	Total	Networks	Services	Services	and Other	Total

South East Asia, Oceania and India	1%	24%	-15%	—	2%	-13%	3%	-2%	333%	-9%
North East Asia	19%	-39%	-27%	275%	2%	-13%	-39%	-17%	464%	-19%
North America	24%	4%	32%	-12%	21%	13%	-6%	-3%	-6%	9%
Europe and Latin America	20%	7%	-6%	-40%	10%	12%	-1%	-3%	16%	5%
Middle East and Africa	-15%	-4%	7%	-100%	-9%	-3%	0%	0%	-50%	-2%
Other	6%	52%	—	26%	19%	-10%	3%	—	5%	-2%

Total	13%	1%	-2%	22%	9%	2%	-7%	-3%	6%	0%

34 Ericsson | Third Quarter Report 2018	Additional information

IPR licensing revenues by segment by quarter

Isolated quarters,	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	1,755	1,486	1,522	1,731	1,640	1,670	1,724
Digital Services	385	326	334	380	360	366	379

Total	2,140	1,812	1,856	2,111	2,000	2,036	2,103

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	4,763	3,008	1,522	6,765	5,034	3,394	1,724
Digital Services	1,045	660	334	1,485	1,105	745	379

Total	5,808	3,668	1,856	8,250	6,139	4,139	2,103

Provisions

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Opening balance	9,534	9,030	9,879	9,514	10,357	10,514	6,320
Additions	1,491	1,974	1,315	2,769	1,942	1,403	6,365
Utilization/Cash out	-1,774	-1,486	-2,216	-2,186	-2,626	-1,324	-2,085
Of which restructuring	-1,236	-832	-1,424	-1,204	-1,461	-1,075	-1,586
Reversal of excess amounts	-127	-191	-117	-199	-32	-65	-66
Reclassification, translation difference and other	-429	207	169	-19	-127	-171	-20

Closing balance	8,695	9,534	9,030	9,879	9,514	10,357	10,514

Of which restructuring	2,960	4,029	3,524	4,043	3,458	4,003	4,059

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	9,879	9,879	9,879	6,320	6,320	6,320	6,320
Additions	4,780	3,289	1,315	12,479	9,710	7,768	6,365
Utilization/Cash out	-5,476	-3,702	-2,216	-8,221	-6,035	-3,409	-2,085
Of which restructuring	-3,492	-2,256	-1,424	-5,326	-4,122	-2,661	-1,586
Reversal of excess amounts	-435	-308	-117	-362	-163	-131	-66
Reclassification, translation difference and other	-53	376	169	-337	-318	-191	-20

Closing balance	8,695	9,534	9,030	9,879	9,514	10,357	10,514

Of which restructuring	2,960	4,029	3,524	4,043	3,458	4,003	4,059

35 Ericsson | Third Quarter Report 2018	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	1,088	951	856	1,105	739	1,018	1,015
Capitalized development expenses	151	325	254	138	126	315	865
IPR, brands and other intangible assets	—	1	—	315	1	19	1

Total	1,239	1,277	1,100	1,558	866	1,352	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	870	1,080	928	1,284	2,894	1,061	1,075
Capitalized development expenses	678	635	616	881	874	690	2,481
Goodwill, IPR, brands and other intangible assets	345	350	347	13,953	378	446	1,875

Total	1,893	2,065	1,891	16,118	4,146	2,197	5,431

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	2,895	1,807	856	3,877	2,772	2,033	1,015
Capitalized development expenses	730	579	254	1,444	1,306	1,180	865
IPR, brands and other intangible assets	1	1	—	336	21	20	1

Total	3,626	2,387	1,110	5,657	4,099	3,233	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	2,878	2,008	928	6,314	5,030	2,136	1,075
Capitalized development expenses	1,929	1,251	616	4,926	4,045	3,171	2,481
Goodwill, IPR, brands and other intangible assets	1,042	697	347	16,652	2,699	2,321	1,875

Total	5,849	3,956	1,891	27,892	11,774	7,628	5,431

36 Ericsson | Third Quarter Report 2018	Additional information

Other information

	Jul-Sep		Jan-Sep		Jan-Dec
SEK million	2018	2017	2018	2017	2017

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	40	54	40	54	50
Number of shares outstanding, basic, end of period (million)	3,294	3,280	3,294	3,280	3,284
Numbers of shares outstanding, diluted, end of period (million)	3,323	3,324	3,323	3,324	3,324
Average number of treasury shares (million)	41	56	44	58	56
Average number of shares outstanding, basic (million)	3,293	3,279	3,290	3,275	3,277
Average number of shares outstanding, diluted (million) 1)	3,322	3,323	3,319	3,320	3,317
Earnings (loss) per share, basic (SEK)	0.84	-1.09	0.01	-4.31	-9.94
Earnings (loss) per share, diluted (SEK) 1)	0.83	-1.09	0.01	-4.31	-9.94
Earnings (loss) per share (Non-IFRS), diluted (SEK) 2)	1.03	-0.29	1.04	-2.15	-3.24

Ratios
Days sales outstanding	—	—	94	106	96
Inventory turnover days	81	87	81	80	66
Payable days	77	62	79	60	60
Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	36.2%	42.2%	37.5%
Return on equity (%)	11.7%	-12.3%	0.0%	-15.2%	-28.1%
Return on capital employed (%)	7.8%	-8.8%	2.6%	-11.8%	-20.6%
Capital turnover (times)	1.4	1.1	1.3	1.1	1.2
Free cash flow	288	-458	-25	-5,025	5,109
Cash conversion (%)	70.0%	2.3%	306.0%	17.1%	-73.2%
Exchange rates used in the consolidation
SEK/EUR- closing rate	—	—	10.30	9.63	9.83
SEK/USD- closing rate	—	—	8.90	8.15	8.20

Other
Market area inventory, end of period	19,513	20,211	19,513	20,211	14,480
Export sales from Sweden	25,338	20,068	70,995	63,297	87,463

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees
	2018			2017
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	23,607	23,516	23,623	24,495	26,396	26,748	27,221
North East Asia	12,495	12,303	12,321	12,456	12,945	12,972	12,962
North America	9,459	9,510	9,798	10,009	10,665	11,073	11,253
Europe and Latin America 1)	44,695	45,743	47,528	49,231	50,832	53,173	54,194
Middle East and Africa	4,243	4,188	4,311	4,544	5,014	5,161	5,268
Total	94,499	95,260	97,581	100,735	105,852	109,127	110,898
1) Of which in Sweden	12,679	13,431	13,763	13,864	14,195	14,483	14,712

37 Ericsson | Third Quarter Report 2018	Additional information

Items excluding restructuring charges

Restructuring charges by function
	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cost of sales	-204	-937	-743	-2,038	-817	-927	-1,460
Research and development expenses	-214	-502	-326	147	-1,896	-344	-214
Selling and administrative expenses	-134	-441	-103	-534	-106	-243	-69

Total	-552	-1,880	-1,172	-2,425	-2,819	-1,514	-1,743

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-1,884	-1,680	-743	-5,242	-3,204	-2,387	-1,460
Research and development expenses	-1,042	-828	-326	-2,307	-2,454	-558	-214
Selling and administrative expenses	-678	-544	-103	-952	-418	-312	-69

Total	-3,604	-3,052	-1,172	-8,501	-6,076	-3,257	-1,743

Restructuring charges by segment

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	-128	-749	-479	-1,260	-1,409	-816	-1,343
of which cost of sales	-63	-469	-415	-1,052	-430	-512	-1,153
of which operating expenses	-65	-280	-64	-208	-979	-304	-190
Digital Services	-358	-882	-581	-686	-1,103	-454	-270
of which cost of sales	-111	-303	-226	-609	-241	-242	-195
of which operating expenses	-247	-579	-355	-77	-862	-212	-75
Managed Services	-32	-123	-51	-376	-99	-115	-85
of which cost of sales	-28	-103	-48	-326	-94	-113	-83
of which operating expenses	-4	-20	-3	-50	-5	-2	-2
Emerging Business and Other	-34	-126	-61	-103	-208	-129	-45
of which cost of sales	-2	-62	-54	-51	-52	-60	-29
of which operating expenses	-32	-64	-7	-52	-156	-69	-16

Total	-552	-1,880	-1,172	-2,425	-2,819	-1,514	-1,743

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-1,356	-1,228	-479	-4,828	-3,568	-2,159	-1,343
of which cost of sales	-947	-884	-415	-3,147	-2,095	-1,665	-1,153
of which operating expenses	-409	-344	-64	-1,681	-1,473	-494	-190
Digital Services	-1,821	-1,463	-581	-2,513	-1,827	-724	-270
of which cost of sales	-640	-529	-226	-1,287	-678	-437	-195
of which operating expenses	-1,181	-934	-355	-1,226	-1,149	-287	-75
Managed Services	-206	-174	-51	-675	-299	-200	-85
of which cost of sales	-179	-151	-48	-616	-290	-196	-83
of which operating expenses	-27	-23	-3	-59	-9	-4	-2
Emerging Business and Other	-221	-187	-61	-485	-382	-174	-45
of which cost of sales	-118	-116	-54	-192	-141	-89	-29
of which operating expenses	-103	-71	-7	-293	-241	-85	-16

Total	-3,604	-3,052	-1,172	-8,501	-6,076	-3,257	-1,743

38 Ericsson | Third Quarter Report 2018	Items excluding restructuring charges

Gross income (loss) and gross margin excluding restructuring charges by segment

Isolated quarters,	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	14,898	13,034	11,542	12,901	11,084	11,406	11,184
Digital Services	3,319	3,761	3,118	1,724	2,860	3,531	-2,129
Managed Services	833	912	539	-365	-266	132	-459
Emerging Business and Other	784	563	402	295	420	488	364

Total	19,834	18,270	15,601	14,555	14,098	15,557	8,960

Isolated quarters,	2018			2017
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	41.5%	40.2%	40.4%	34.8%	34.8%	36.0%	35.3%
Digital Services	36.9%	42.6%	42.9%	14.6%	32.0%	35.7%	-26.3%
Managed Services	12.9%	14.0%	9.1%	-5.3%	-4.0%	2.0%	-7.3%
Emerging Business and Other	32.3%	27.4%	24.3%	14.1%	21.1%	24.3%	20.4%

Total	36.9%	36.7%	35.9%	25.1%	28.5%	30.9%	18.7%

Year to date,	2018			2017
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	39,474	24,576	11,542	46,575	33,674	22,590	11,184
Digital Services	10,198	6,879	3,118	5,986	4,262	1,402	-2,129
Managed Services	2,284	1,451	539	-958	-593	-327	-459
Emerging Business and Other	1,749	965	402	1,567	1,272	852	364

Total	53,705	33,871	15,601	53,170	38,615	24,517	8,960

Year to date,	2018			2017
As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	40.7%	40.3%	40.4%	35.2%	35.4%	35.7%	35.3%
Digital Services	40.7%	42.7%	42.9%	15.4%	15.8%	7.8%	-26.3%
Managed Services	12.1%	11.7%	9.1%	-3.6%	-3.0%	-2.5%	-7.3%
Emerging Business and Other	28.5%	26.0%	24.3%	19.9%	22.0%	22.5%	20.4%

Total	36.5%	36.3%	35.9%	25.9%	26.2%	25.0%	18.7%

39 Ericsson | Third Quarter Report 2018	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

Isolated quarters,	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	5,784	4,293	3,850	3,205	3,784	4,240	4,054
Digital Services	-1,426	-1,492	-2,026	-11,585	-2,668	-1,783	-8,734
Managed Services	441	422	151	-898	-628	-143	-1,744
Emerging Business and Other	-1,006	-1,178	-1,115	-7,575	-1,321	-1,337	-3,109

Total	3,793	2,045	860	-16,853	-833	977	-9,533

Isolated quarters,	2018			2017
As percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Networks	16.1%	13.3%	13.5%	8.6%	11.9%	13.4%	12.8%
Digital Services	-15.9%	-16.9%	-27.9%	-98.0%	-29.9%	-18.0%	-107.8%
Managed Services	6.8%	6.5%	2.6%	-13.0%	-9.5%	-2.1%	-27.8%
Emerging Business and Other	-41.5%	-57.4%	-67.5%	-363.1%	-66.2%	-66.6%	-174.6%

Total	7.0%	4.1%	2.0%	-29.1%	-1.7%	1.9%	-19.9%

Year to date,	2018			2017
SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	13,927	8,143	3,850	15,283	12,078	8,294	4,054
Digital Services	-4,944	-3,518	-2,026	-24,770	-13,185	-10,517	-8,734
Managed Services	1,014	573	151	-3,413	-2,515	-1,887	-1,744
Emerging Business and Other	-3,299	-2,293	-1,115	-13,342	-5,767	-4,446	-3,109

Total	6,698	2,905	860	-26,242	-9,389	-8,556	-9,533

Year to date,	2018			2017
As percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	14.4%	13.4%	13.5%	11.6%	12.7%	13.1%	12.8%
Digital Services	-19.7%	-21.9%	-27.9%	-63.9%	-49.0%	-58.4%	-107.8%
Managed Services	5.4%	4.6%	2.6%	-12.9%	-12.8%	-14.6%	-27.8%
Emerging Business and Other	-53.8%	-61.9%	-67.5%	-169.6%	-99.7%	-117.3%	-174.6%

Total	4.6%	3.1%	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

40 Ericsson | Third Quarter Report 2018	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2017.

Sales growth adjusted for

comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2018			2017
Isolated quarter, sequential change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	53,810	49,808	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—	—	—
Net FX impact	-752	-2,460	423	—	—	—	—
Comparable net sales, excluding FX impact	53,058	47,348	43,834	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	7%	9%	-24%	—	—	—	—

	2018			2017
Isolated quarter, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Reported net sales	53,810	49,808	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—	—	—
Net FX impact	-3,748	-263	3,328	—	—	—	—
Comparable net sales, excluding FX impact	50,062	49,545	46,739	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	1%	-1%	-2%	—	—	—	—

	2018			2017
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	147,029	93,219	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—	—	—
Net FX impact	-683	3,065	3,328	—	—	—	—
Comparable net sales, excluding FX impact	146,346	96,284	46,739	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	-1%	-2%	-2%	—	—	—	—

41 Ericsson | Third Quarter Report 2018	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross income	19,630	17,333	14,858	12,516	13,281	14,629	7,501
Net sales	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Gross margin (%)	36.5%	34.8%	34.2%	21.6%	26.9%	29.1%	15.7%

Gross income	19,630	17,333	14,858	12,516	13,281	14,629	7,501
Restructuring charges included in cost of sales	204	937	743	2,038	817	927	1,460
Gross income, excluding restructuring charges	19,834	18,270	15,601	14,554	14,098	15,556	8,961
Net sales	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Gross margin, excluding restructuring charges (%)	36.9%	36.7%	35.9%	25.1%	28.5%	30.9%	18.7%

Operating expenses	-16,422	-17,205	-15,257	-18,863	-17,354	-15,417	-18,929
Restructuring charges included in R&D expenses	214	502	326	-147	1,896	344	214
Restructuring charges included in selling and administrative expenses	134	441	103	534	106	243	69
Operating expenses, excluding restructuring charges	-16,074	-16,262	-14,828	-18,476	-15,352	-14,830	-18,646

Operating income (loss)	3,241	165	-312	-19,278	-3,652	-537	-11,276
Net sales	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Operating margin (%)	6.0%	0.3%	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%

Operating income (loss)	3,241	165	-312	-19,278	-3,652	-537	-11,276
Total restructuring charges	552	1,880	1,172	2,425	2,819	1,514	1,743
Operating income (loss), excluding restructuring charges	3,793	2,045	860	-16,853	-833	977	-9,533
Net sales	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Operating margin, excluding restructuring charges (%)	7.0%	4.1%	2.0%	-29.1%	-1.7%	1.9%	-19.9%

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	51,821	32,191	14,858	47,927	35,411	22,130	7,501
Net sales	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Gross margin (%)	35.2%	34.5%	34.2%	23.3%	24.0%	22.6%	15.7%

Gross income	51,821	32,191	14,858	47,927	35,411	22,130	7,501
Restructuring charges included in cost of sales	1,884	1,680	743	5,242	3,204	2,387	1,460
Gross income, excluding restructuring charges	53,705	33,871	15,601	53,169	38,615	24,517	8,961
Net sales	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Gross margin, excluding restructuring charges (%)	36.5%	36.3%	35.9%	25.9%	26.2%	25.0%	18.7%

Operating expenses	-48,884	-32,462	-15,257	-70,563	-51,700	-34,346	-18,929
Restructuring charges included in R&D expenses	1,042	828	326	2,307	2,454	558	214
Restructuring charges included in selling and administrative expenses	678	544	103	952	418	312	69
Operating expenses, excluding restructuring charges	-47,164	-31,090	-14,828	-67,304	-48,828	-33,476	-18,646

Operating income (loss)	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276
Net sales	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Operating margin (%)	2.1%	-0.2%	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%

Operating income (loss)	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276
Total restructuring charges	3,604	3,052	1,172	8,501	6,076	3,257	1,743
Operating income (loss), excluding restructuring charges	6,698	2,905	860	-26,242	-9,389	-8,556	-9,533
Net sales	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Operating margin, excluding restructuring charges (%)	4.6%	3.1%	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

42 Ericsson | Third Quarter Report 2018	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss)	2,748	-1,802	-725	-18,493	-3,457	-457	-10,026
Taxes	-146	1,157	-128	-1,303	-516	-24	-1,682
Financial income and expenses	639	810	541	518	321	-56	432
Amortization and write-downs of acquired intangibles	344	350	347	13,953	379	445	1,875
EBITA	3,585	515	35	-5,325	-3,273	-92	-9,401
Net sales	53,810	49,808	43,411	57,881	49,413	50,281	47,803
EBITA margin (%)	6.7%	1.0%	0.1%	-9.2%	-6.6%	-0.2%	-19.7%

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss)	221	-2,527	-725	-32,433	-13,940	-10,483	-10,026
Taxes	883	1,029	-128	-3,525	-2,222	-1,706	-1,682
Financial income and expenses	1,990	1,351	541	1,215	697	376	432
Amortization and write-downs of acquired intangibles	1,041	697	347	16,652	2,699	2,320	1,875
EBITA	4,135	550	35	-18,091	-12,766	-9,493	-9,401
Net sales	147,029	93,219	43,411	205,378	147,497	98,084	47,803
EBITA margin (%)	2.8%	0.6%	0.1%	-8.8%	-8.7%	-9.7%	-19.7%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss)	2,748	-1,802	-725	-18,493	-3,457	-457	-10,026
Net income reconciled to cash	2,916	-259	-1,005	-4,001	-779	-142	-8,187
Cash flow from operating activities	2,040	1,442	1,573	11,159	-18	1	-1,541
Cash conversion (%)	70.0%	-556.8%	-156.5%	-278.9%	2.3%	-0.7%	18.8%

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss)	221	-2,527	-725	-32,433	-13,940	-10,483	-10,026
Net income reconciled to cash	1,652	-1,264	-1,005	-13,109	-9,108	-8,329	-8,187
Cash flow from operating activities	5,055	3,015	1,573	9,601	-1,558	-1,540	-1,541
Cash conversion (%)	306.0%	-238.5%	-156.5%	-73.2%	17.1%	18.5%	18.8%

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	36,058	37,049	36,697	35,884	26,210	21,446	32,954
+ Interest-bearing securities, current	6,591	8,304	5,453	6,713	6,526	10,754	13,548
+ Interest-bearing securities, non-current	23,014	21,501	27,104	25,105	22,405	22,122	19,124
Gross cash, end of period	65,663	66,854	69,254	67,702	55,141	54,322	65,626
- Borrowings, current	2,463	2,642	2,554	2,545	3,004	3,230	9,514
- Borrowings, non-current	31,187	31,131	31,134	30,500	28,039	27,100	27,823
Net cash, end of period	32,013	33,081	35,566	34,657	24,098	23,992	28,289

43 Ericsson | Third Quarter Report 2018	Alternative performance measures

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total assets	264,848	265,322	260,681	259,882	267,239	275,160	291,976
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,420	2,819	2,597	3,596	3,930	4,794	4,867
Deferred tax liabilities	1,274	1,332	1,325	901	1,736	1,838	1,888
Other non-current liabilities	4,456	4,549	2,792	2,776	2,563	2,602	2,699
Provisions, current	5,275	6,715	6,435	6,283	5,584	5,563	5,647
Contract liabilities	30,108	30,959	30,391	29,076	26,185	28,657	29,930
Trade payables	28,914	28,563	26,453	26,320	23,559	25,266	26,077
Other current liabilities	36,323	35,746	37,888	35,305	33,395	32,599	37,323
Capital employed	155,078	154,639	152,800	155,625	170,287	173,841	183,545

Capital turnover

Annualized net sales divided by average capital employed.

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	53,810	49,808	43,411	57,881	49,413	50,281	47,803
Annualized net sales	215,240	199,232	173,644	231,524	197,652	201,124	191,212
Average capital employed
Capital employed at beginning of period	154,639	152,800	155,625	170,287	173,841	183,545	185,667
Capital employed at end of period	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	154,859	153,720	154,213	162,956	172,064	178,693	184,606
Capital turnover (times)	1.4	1.3	1.1	1.4	1.1	1.1	1.0

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	147,029	93,219	43,411	205,378	147,497	98,084	47,803
Annualized net sales	196,039	186,438	173,644	205,378	196,663	196,168	191,212
Average capital employed
Capital employed at beginning of period	155,625	155,625	155,625	185,667	185,667	185,667	185,667
Capital employed at end of period	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	155,352	155,132	154,213	170,646	177,977	179,754	184,606
Capital turnover (times)	1.3	1.2	1.1	1.2	1.1	1.1	1.0

44 Ericsson | Third Quarter Report 2018	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) plus financial income as a percentage of average capital employed.

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	3,241	165	-312	-19,278	-3,652	-537	-11,276
Financial income	-225	275	-72	-124	-139	-27	-82
Annualized operating income (loss) + financial income	12,064	1,760	-1,536	-77,608	-15,164	-2,256	-45,432
Average capital employed
Capital employed at beginning of period	154,639	152,800	155,625	170,287	173,841	183,545	185,667
Capital employed at end of period	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	154,859	153,720	154,213	162,956	172,064	178,693	184,606
Return on capital employed (%)	7.8%	1.1%	-1.0%	-47.6%	-8.8%	-1.3%	-24.6%

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	3,094	-147	-312	-34,743	-15,465	-11,813	-11,276
Financial income	-22	203	-72	-372	-248	-109	-82
Annualized operating income (loss) + financial income	4,096	112	-1,536	-35,115	-20,951	-23,844	-45,432
Average capital employed
Capital employed at beginning of period	155,625	155,625	155,625	185,667	185,667	185,667	185,667
Capital employed at end of period	155,078	154,639	152,800	155,625	170,287	173,841	183,545
Average capital employed	155,352	155,132	154,213	170,646	177,977	179,754	184,606
Return on capital employed (%)	2.6%	0.1%	-1.0%	-20.6%	-11.8%	-13.3%	-24.6%

Equity ratio

Equity, expressed as a percentage of total assets.

	2018			2017
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	95,953	93,560	93,466	97,571	112,710	119,887	122,434
Total assets	264,848	265,322	260,681	259,882	267,239	275,160	291,976
Equity ratio (%)	36.2%	35.3%	35.9%	37.5%	42.2%	43.6%	41.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to stockholders of the parent company	2,745	-1,885	-837	-18,476	-3,561	-471	-10,068
Annualized	10,980	-7,540	-3,348	-73,904	-14,244	-1,884	-40,272
Average stockholders’ equity
Stockholders’ equity, beginning of period	92,689	92,703	96,935	112,095	119,177	121,698	134,582
Stockholders’ equity, end of period	95,087	92,689	92,703	96,935	112,095	119,177	121,698
Average stockholders’ equity	93,888	92,696	94,819	104,515	115,636	120,438	128,140
Return on equity (%)	11.7%	-8.1%	-3.5%	-70.7%	-12.3%	-1.6%	-31.4%

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to stockholders of the parent company	23	-2,722	-837	-32,576	-14,100	-10,539	-10,068
Annualized	31	-5,444	-3,348	-32,576	-18,800	-21,078	-40,272
Average stockholders’ equity
Stockholders’ equity, beginning of period	96,935	96,935	96,935	134,582	134,582	134,582	134,582
Stockholders’ equity, end of period	95,087	92,689	92,703	96,935	112,095	119,177	121,698
Average stockholders’ equity	96,011	94,812	94,819	115,759	123,339	126,880	128,140
Return on equity (%)	0.0%	-5.7%	-3.5%	-28.1%	-15.2%	-16.6%	-31.4%

45 Ericsson | Third Quarter Report 2018	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2018			2017
Isolated quarters, SEK	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	0.83	-0.58	-0.25	-5.63	-1.09	-0.14	-3.08
Restructuring charges	0.12	0.41	0.30	0.37	0.73	0.38	0.46
Amortization and write-downs of acquired intangibles	0.08	0.08	0.06	4.17	0.07	0.09	0.43
Earnings (loss) per share (non-IFRS)	1.03	-0.09	0.11	-1.09	-0.29	0.33	-2.19

	2018			2017
Year to date, SEK	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	0.01	-0.83	-0.25	-9.94	-4.31	-3.22	-3.08
Restructuring charges	0.82	0.71	0.30	1.93	1.57	0.84	0.46
Amortization and write-downs of acquired intangibles	0.21	0.14	0.06	4.77	0.59	0.52	0.43
Earnings (loss) per share (non-IFRS)	1.04	0.02	0.11	-3.24	-2.15	-1.86	-2.19

Free cash flow and free cash flow excluding M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2018			2017
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	2,040	1,442	1,573	11,159	-18	1	-1,541
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,088	-951	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	102	52	123	898	12	37	69
Product development	-151	-325	-254	-138	-126	-315	-865
Other investing activities	-190	-398	161	-573	42	-42	110
Free cash flow excluding M&A	713	-180	747	10,241	-829	-1,337	-3,242
Acquisitions/divestments of subsidiaries and other operations, net	-425	-431	-449	-107	371	9	3
Free cash flow	288	-611	298	10,134	-458	-1,328	-3,239

	2018			2017
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	5,055	3,015	1,573	9,601	-1,558	-1,540	-1,541
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-2,895	-1,807	-856	-3,877	-2,772	-2,033	-1,015
Sales of property, plant and equipment	277	175	123	1,016	118	106	69
Product development	-730	-579	-254	-1,444	-1,306	-1,180	-865
Other investing activities	-427	-237	161	-463	110	68	110
Free cash flow excluding M&A	1,280	567	747	4,833	-5,408	-4,579	-3,242
Acquisitions/divestments of subsidiaries and other operations, net	-1,305	-880	-449	276	383	12	3
Free cash flow	-25	-313	298	5,109	-5,025	-4,567	-3,239

46 Ericsson | Third Quarter Report 2018	Alternative performance measures